

In 2009 we implemented a customer-focused business realignment to five geographic markets to accelerate our digital strategy and increase operating flexibility.

Media General

2009 Annual Report

COMPANY DESCRIPTION

- Media General is a leading provider of news, information and entertainment across multiple media platforms, serving consumers and advertisers in strong local markets, primarily in the Southeastern United States.
- Our operations are organized in five geographic market segments and a sixth segment that includes interactive advertising services and certain other operations. We own and operate 18 network-affiliated television stations and their associated Web sites, three metropolitan and 20 community newspapers and their associated Web sites, and more than 200 specialty publications that include weekly newspapers and niche publications targeted to various demographic, geographic and topical communities of interest. Many of our specialty publications have associated Web sites.
- Five of our broadcast television stations are ranked number one in their market and seven are ranked number two. Our stations rank in the top two in local news in 12 of the 18 markets we operate in. Our market-leading newspapers are the number one print brand virtually everywhere we operate. Our fast-growing Web sites have a 10-year record of annualized double digit audience and revenue growth.
- Media General additionally operates three interactive advertising services companies: Blockdot, which specializes in interactive entertainment and advergaming technologies; DealTaker.com, a coupon and shopping Web site; and NetInformer, a leading provider of wireless media and mobile marketing services.

CONTENTS

COMPANY LOCATIONS



Ohio/ Rhode Island Market
Providence
Columbus
Manassas
Culpeper
Waynesboro
Charlottesville
Richmond
Lynchburg
Roanoke
Danville
Eden
Reidsville
Raleigh
Greenville
Bristol
Johnson City
Winston-Salem
Statesville
Marion
Hickory
Asheville
Morganton
Concord/Kannapolis
Virginia/ Tennessee Market
North Carolina Market
Spartanburg/Greenville
Florence/Myrtle Beach
Mid-South Market
Augusta
Birmingham
Charleston
Opelika/Auburn
Columbus
Savannah
Jackson
Dothan
Hattiesburg
Marianna
Mobile/Pensacola
Florida Market
Brooksville
Tampa
Sebring
Newspapers
Television Stations
Web Sites
Weekly Newspapers

FINANCIAL HIGHLIGHTS

(in millions, except per share amounts)

For Fiscal Years Ended	Dec. 27, 2009	Dec. 28, 2008	% Change
Revenues	$ 657.6	$ 797.4	(17.5)
Operating cash flow	110.3	115.6	(4.6)
Goodwill and other asset impairment[1]	84.2	908.7	(90.7)
Depreciation and amortization	59.2	71.5	(17.2)
Operating loss	(33.1)	(864.6)	96.2
Loss from continuing operations	$ (44.8)	$ (623.3)	92.8
Discontinued operations	9.0	(8.6)	–
Net loss	(35.8)	(631.9)	94.3
Stockholders' equity	192.3	155.2	23.9
Total assets	1,236.0	1,334.3	(7.4)
Average shares outstanding – assuming dilution	22.2	22.1	0.5
Earnings (loss) per share – assuming dilution:			
Loss from continuing operations	$ (2.01)	$ (28.21)	92.9
Income (loss) from discontinued operations	0.40	(0.39)	–
Net loss	(1.61)	(28.60)	94.4
Dividends per share	–	0.81	(100.0)
Stockholders' equity per share	8.43	6.81	23.8

[1]Additionally, $3.3 million of investments were written down in 2008.

2009 OPERATING HIGHLIGHTS

- Implemented market-focused multimedia operating approach
- Accelerated creation of new revenue streams
- Digital media revenues grew 7% and digital audience grew 29%
- Reduced expenses 19%
- Free cash flow was $54 million
- Reduced debt by $18 million
- Increased stockholders' equity 24%

TO OUR SHAREHOLDERS:



J. Stewart Bryan III, Chairman, and Marshall N. Morton, President and Chief Executive Officer

The year 2009 presented extraordinarily difficult recession-driven challenges as our advertising customers significantly reduced spending in order to cope with the recession's impact on their businesses.

However, two events, the first in mid-2009 and the second in early 2010, we believe are of strategic importance to long-term shareholder value.

The second event, a recapitalization of our debt structure, extends maturities of debt and provides greater financial flexibility for the company to operate over the coming years. This provides the runway for the first event – a new market-based structure – to transform the company.

In 2009, we recognized that in order to accelerate our digital media strategy, we needed to change our operating structure from one that was platform based to one in which all properties in a given market reported to the local market leader. In that way, all resources within each market can be leveraged for the benefit of our multimedia platforms from both a content and sales perspective.

We made this change at the beginning of the third quarter. This shift enables us to be more customer focused and more nimble in getting new products to market in response to constantly changing consumer preferences brought about by new technologies.

Business Strategy

As owners of print, broadcast and online properties, Media General is well-positioned to operate in a new world of multiple choices.

We are harnessing the power of digital communications, using a host of new tools to attract new audiences with targeted content and to connect advertisers with their desired customers more effectively than ever. We've greatly expanded the number of ways our content can be accessed, and also created new revenue streams.

Increasingly, we are providing our content and advertising on mobile devices. Most of our Web sites are enabled for optimal mobile interaction. We also push text mes-

Business Strategy

- Focus Operations in the Southeast
- Increase Market Share Through Multimedia Platforms
- Accelerate Migration to Digital and Mobile Platforms
- Create Partnerships with Leading Internet Providers
- Transform Sales Culture to a Multimedia Approach
- Maintain Strong Legacy Platforms
- Maximize Operating Efficiency
- Maintain Strong Balance Sheet

sages for news, weather and sports to mobile devices on demand.

Even as the world becomes more and more digital, there is still a strong and stable customer base for traditional printed newspapers and broadcast television programs. We serve those audiences in new and better ways, while accelerating our online presence.

We are investing in circulation marketing initiatives for newspapers, which are increasing subscriptions and reducing churn. Rate increases are finding acceptance in the marketplace and circulation revenues grew 8.3% in 2009.

Nine of our newspapers offer electronic editions that have the same appearance as the printed product. You can search, print out or e-mail stories from them.

Our broadcast television stations increasingly provide proprietary local programming that attracts significant local audience and creates more spot inventory for advertising sales.

Our digital businesses are fast growing. In 2009, as a result of providing timely and robust online content, our unique visitors increased 28%. We're effectively and aggressively monetizing this content.

In 2009, our digital revenues reached $41 million, a 7% increase from 2008. This accounted for 6% of our total revenues, up from 4.8% in 2008. Local direct-billed revenue is our largest and fastest growing digital category and increased nearly 30% in 2009. We continued to conduct focused sales campaigns to target local accounts, which helped drive growth. Our ability to drive the local category was a key factor in its strong growth even during the recession.

Our online results showcase the benefits of our strategic Internet partnerships with Yahoo! and Zillow. In 2009, we generated $7 million in revenues from our Yahoo! agreement, driven by a significant increase in HotJobs ads. We also generated strong revenue growth through Yahoo!'s behaviorally targeted ads that advertisers are coming to understand and value more highly because they effectively deliver the desired audience.

Yahoo! uses our local news content on its pages. In 2009, this arrangement drew more than 13 million referrals to our Web sites, an increase from 5 million over 2008. We monetize this traffic with the ad impressions on the pages viewed.

We also achieved impressive results with Zillow, which is the largest real estate Internet site. In 2009, we surpassed our sales goal by more than 40% and now are Zillow's top-performing newspaper partner.

2009 Results

Both 2009 and 2008 included non-cash impairment charges, and there were also large swings related to discontinued operations and income taxes in both years. Looking at results on a more comparable basis, pretax income from continuing operations, excluding impairment, was $10.8 million in 2009 compared with $600,000 in 2008. As a result of early and aggressive cost containment, a 19% decrease in total operating expenses overcame a decline of 18% in total revenues for the year.

In addition, initiatives to generate new revenues that were implemented during the year, particularly in digital media, both online and mobile, began to bear fruit. The fourth quarter of 2009 marked the year's turning point in our business performance that was both gratify-

Geographic Mix

2009 Revenues


Virginia/Tennessee
Florida
Mid-South
North Carolina
Ohio/Rhode Island
Advertising Services

Platform Mix

2009 Revenues


Publishing
Broadcast
Digital Media

ing and encouraging, and reflected the early positive returns of our reorganized, market-based focus.

Revenues

The decrease in total revenues for the year reflected the fact that in 2009, an off-election year, Political revenues were only $6.2 million, whereas in 2008 Political revenues were $38 million. All major revenue categories were down in 2009. Local revenues decreased 17%, Classified revenues declined 32% and National revenues were down 18%. Although virtually all sectors of advertising were down significantly, automotive advertising, which is a large sector for broadcast television stations and a meaningful one for newspapers, was particularly weak for much of the year, reflecting the automotive industry's economic challenges.

Partially offsetting the declines in advertising revenues were increases in other revenue streams. Subscription/content revenues rose 21%, primarily due to newspaper subscription price increases. Printing and distribution revenues from outside accounts also increased substantially.

Expense Reductions

The most significant contributor to our lower operating costs has been the reduction of our work force. Since the beginning of 2007, our number of employees has decreased nearly 30%. Employee compensation expense in 2009 was down 21%, reflecting lower headcount plus 15 furlough days for most employees during the year.

Other actions taken to conserve cash included the virtual elimination of salary increases, suspending the company match for the 401(k) plan, and the continued absence of profit-sharing and management bonuses. We froze retirement plan benefits and suspended the dividend. No company likes to have to take these steps. However, they were necessary and have put us in a strong position to benefit from an improving economy.

As we reduced staff, we did so with a view to making our operations more effective and efficient. New ways of streamlining, consolidating, centralizing and outsourcing were identified and implemented and should provide significant benefits for years to come.

Another item contributing to significant expense reduction in 2009 was newsprint, which declined 37% from 2008 and reflected lower prices and reduced consumption. The lower consumption, in part, reflected the benefit of moving all of our newspapers to a narrower width during 2009.

Following are brief highlights for each of our five geographic market segments for 2009. Additional information about each market is available in the pages that immediately follow this letter and in the Form 10-K included in this Annual Report.

Virginia/Tennessee Market

Virginia/Tennessee Market Segment profit of $40 million decreased just 2.5% from 2008. This performance reflected strong expense management and an 18% increase in Political revenues. Segment expenses decreased 17% and revenues declined 14%. This market, which has two television stations, benefited from Political spending for the Virginia gubernatorial election and for issues advertising related to health care reform.

Digital Audience Growth

Millions, Unique Visitors


27
32
43
27
50
63
89
115
151
01
02
03
04
05
06
07
08
09

Digital Revenue Growth

$ In millions


3
6
10
14
21
27
36
39
41
01
02
03
04
05
06
07
08
09

Florida Market

Florida Market Segment profit was $4.3 million, compared with a loss of $1.5 million in the prior year. Expenses decreased 24% and more than offset a 21% decline in total revenues. Political revenues in 2009 were $309,000 compared with $6.6 million in 2008. Our Florida Market has been severely impacted by the deep recession that began in the state in late 2006, driven by an early downturn in the housing sector. In late 2009, we began to see signs that Florida's recession may be abating.

Mid-South Market

Mid-South Market Segment profit was $21 million, a 15% decrease. Revenues and expenses were each down about 15%. This market has 11 television stations and few newspapers compared to most of our other markets. Therefore, the impact of lower Political revenues was significant. Political revenues were $1.2 million in 2009, compared with $11 million in 2008.

North Carolina Market

North Carolina Market Segment profit was $4.7 million, a 60% decrease from 2008. Revenues decreased 25%, and expenses declined 21%. This market has two television stations and their Political revenues in 2009 were just $364,000, compared with $7 million in 2008. North Carolina's lower performance compared to our other markets also reflected a struggling economy throughout the state.

Ohio/Rhode Island Market

The Ohio/Rhode Island Market Segment consists of two NBC-affiliated television stations. Market segment profit for the year was $11 million, a 25% decrease from 2008. Total revenues declined 20%, and operating expenses decreased 18%.

A year-over-year decrease in Political revenues, $1.9 million in 2009 compared with $11 million in 2008, was a major factor in market results. In addition, Rhode Island has been in a significant economic downturn for several years, although we saw signs of strengthening late in 2009.

Advertising Services and Other

The Advertising Services and Other Segment consists of three interactive advertising services companies along with a broadcast equipment and studio design company and certain other specialty publications. Blockdot designs and delivers interactive entertainment and advergaming technologies; DealTaker.com is a coupon and shopping Web site; and NetInformer is a leading provider of wireless media and mobile marketing services. This segment's profit of $4.6 million more than tripled from 2008.

Most of the improvement was generated by DealTaker.com, where revenues increased more than 65%, in part, because the company had only nine months of ownership in 2008. The growth also reflected increased traffic and visitors buying from merchant sites. Blockdot continued to provide sophisticated advergames for blue-chip clients, but its business was impacted by the recession. NetInformer's nascent business is fast-growing as we continue to educate advertisers about new marketing opportunities, including coupons, on mobile devices.

Growth & Performance Group

As part of the market-focused structure, a new group, Growth and Performance, was formed to further


Capital Spending
$ In millions
78
32
18
07
08
09


Total Debt
$ In millions
898
730
712
07
08
09

intensify the company's focus on digital media opportunities and operational excellence initiatives. Within the Growth and Performance Group, the Digital Media unit is responsible for creating online products and services, developing Internet partnerships, and managing the advertising services and other businesses.

The Content unit guides all properties on continuous news, our Web-first strategy and multimedia reporting.

The Broadcast Services unit manages our central traffic, master control and graphics for all of our television stations.

The Printing and Distribution unit sells our capabilities in these two areas to outside commercial customers, mostly other newspaper companies, and in this way leverages the full capacity of our operations.

Debt Reduction and Refinancing

Total debt at the end of 2009 was $712 million, compared with $730 million at the end of 2008.

More importantly, on February 12, 2010, we completed a recapitalization of our debt structure. The recapitalization included an amendment and extension of our bank credit facility and the issuance of $300 million in Senior Notes in a private placement.

By using these funds from the sale of the Senior Notes to repay bank debt, we achieved two significant financial objectives. We extended our debt maturities to 2013 for the bank debt and 2017 for the Senior Notes and increased our operational flexibility through the amendment of the debt covenants. This allows time for the overall economy to recover and for us to rebuild the top line even as we maintain much of the reduced cost structure that we have carefully put in place over the last several years.

The new credit facility places certain restrictions on the company, including restrictions on the payment of dividends in 2010 and 2011. The company suspended the payment of dividends in January 2009.

2010 Outlook

Our 4,700 employees have quickly embraced our new market structure. Across the company employees have developed innovative new products and services that respond to customer needs. Our customers can depend on us to continue to find new and different ways to connect them to the audiences they want to reach.

With our market focus, a transformation of our sales culture to one of offering multimedia solutions, and our success with new products and services, Media General is executing on a strategy that is designed to control our own destiny for the long run.

We're deeply embedded as a leading media company in the Southeastern United States, which, despite the recession, remains one of the nation's strongest regions. We own outstanding assets in highly attractive markets.

Our lower cost base greatly increases our flexibility to do new things. In the digital world, the new things often don't cost a lot on an incremental basis. With all the opportunities available for growth via digital and electronic means, we don't expect to make significant acquisitions, in order to realize meaningful growth over the long term.

Our customer- and market-focused company is ahead of the game in transforming itself in a rapidly changing industry. We believe our financial results will improve over time, based on the clear and consistent initiatives we're executing and on the fundamental strengths of our assets and our region.

Media General is well-positioned to capitalize on an improving economy and build shareholder value over the long-term.

Yours sincerely,



J. Stewart Bryan III
Chairman of the Board



Marshall N. Morton
President and Chief Executive Officer

February 23, 2010

Virginia/Tennessee



Jim Zimmerman, President and Market Leader

2 TV stations, 10 newspapers, associated Web sites

millions

	Revenues	Profit
2009	$199.3	$39.6

Revenues: 85% Print, 11% TV, 4% Digital

- Further developing and integrating Web sites to drive profitability in the digital platform
- Implementing marketing initiatives to improve circulation trends
- Added 15 new commercial printing accounts in Bristol area, utilizing new presses installed in 2006

Charlottesville	The Daily Progress	The News Virginian	
Northern Virginia	Star★Exponent	News & Messenger	
Richmond	Richmond Times-Dispatch		
Roanoke/Lynchburg	WSLS 10 on your side	The News & Advance	Danville Register & Bee
Southwest Virginia		Herald Courier	TriCities.com

RICHMOND.COM

CONNECTS

Florida



John Schueler, President and Market Leader

1 TV station, 3 newspapers, associated Web sites

millions

	Revenues	Profit
2009	$158.2	$4.3

Revenues: 63% Print, 33% TV, 4% Digital

- Well-positioned to respond to an economic recovery
- Total audience reach of WFLA, The Tampa Tribune and TBO.com is more than 80% in the Tampa DMA
- The Tampa Tribune and TBO.com audience is the 3rd fastest growing for all newspapers in the U.S.



News Channel 8 HD
on your side

THE TAMPA TRIBUNE



TBO.com
Tampa Bay Online

HERNANDO TODAY

HIGHLANDS TODAY



CENTRO
TAMPA

Mid-South


John Cottingham, President and Market Leader

11 TV stations, 4 newspapers, associated Web sites

millions

	Revenues	Profit
2009	$145.6	$21.2

Revenues: 23% Print, 74% TV, 3% Digital

- Improved efficiencies in sharing news
- Circulation stabilized due to increased sales efforts
- Achieved additional operational efficiencies at our TV stations and will move two more stations to High Definition news in 2010

Market	Properties
Georgia/South Carolina	News Channel 6; WSAV 3 On Your Side; Count on News 2 WCBD TV/DT Charleston SC
Birmingham	NBC13 HD
Jackson/Mobile	News Channel 12; CBS 22; News 5
Myrtle Beach	WBTW News 13 Coverage You Can Count On.; Morning News; scnow.com
Alabama/Georgia	WRBL News 3 on your side; Opelika-Auburn News; Dothan Eagle; Floridan
Spartanburg	News Channel 7 On Your Side; Carolinas The CW WYCW-TV

North Carolina


Jim Conschafter, President and Market Leader

2 TV stations, 6 newspapers, associated Web sites

millions

	Revenues	Profit
2009	$78.8	$4.7

Revenues: 69% Print, 26% TV, 5% Digital

- Revamped NBC affiliate WNCN in growing Raleigh/Durham/Chapel Hill DMA
- Implemented marketing initiatives at all newspapers to improve circulation
- Centralized editing and page design for a group of newspapers

Market	Properties
Greenville	Eyewitness News 9
Central NC	Independent Tribune; Hickory Daily Record; The McDowell News; The News Herald; Statesville Record & Landmark
Raleigh	NBC 17; MyNC.com
Winston-Salem	Winston-Salem Journal

Ohio/Rhode Island

2 TV stations, associated Web sites

millions

	Revenues	Profit
2009	$50.6	$10.5

Revenues: 96% TV, 4% Digital

- Holding strong market positions in large-market DMA's and state capitals
- Generating substantial Political revenues in election years
- Significant growth in cable and satellite retransmission revenues


NBC4 HD


10 NBC

Advertising Services

3 interactive advertising businesses

millions

	Revenues	Profit
2009	$26.7	$4.6



Jim Woodward, Group Vice President

- DealTaker.com has 245,000 members and tens of millions of visitors annually
- NetInformer expanded its mobile services with our Web sites and third-party customers
- Blockdot was selected a preferred Microsoft vendor


DealTaker


NetInformer


blockdot

Growth & Performance Group

As part of the market-focused structure, a new group, Growth and Performance, was formed to further intensify the company's focus on digital media opportunities and operational excellence initiatives.

Digital Media

- Introduced new products for online and mobile platforms
- Coordinated sales culture transformation
- Expanded Yahoo! partnership to include 4 TV test markets in early 2010

Content

- Created central editing and design hubs in North Carolina and Virginia
- Developed guidelines for delivering news and information via FaceBook, Twitter and other forms of social media
- Trained journalists in multimedia reporting

Broadcast Services

- Prepared for Mobile DTV launch in several markets in 2010
- MGFX Central Graphics produced thousands of high-quality images for our TV stations
- Completed agreement for our Augusta, Ga., TV station to provide sales, local news and other operational services to NBC affiliate in this market

Production & Distribution

- Secured new commercial printing and delivery business
- Expanded partnerships with several national newspapers
- Facilitated rate increases across all newspapers and drove new circulation sales

BOARD OF DIRECTORS


J. Stewart Bryan III


Marshall N. Morton


O. Reid Ashe, Jr.


Scott D. Anthony


Diana F. Cantor


Dennis J. FitzSimons


Thompson L. Rankin


Rodney A. Smolla


Walter E. Williams


Coleman Wortham III

J. Stewart Bryan III
71, Chairman of the Board since 1990; Chief Executive Officer 1990-2005; President 1990-2001. Director since 1974; Chairman of the Executive Committee.

Marshall N. Morton
64, President and Chief Executive Officer since 2005; Chief Financial Officer 1989-2005; Senior Vice President 1989-2001. Director since 1997; member of the Executive Committee.

O. Reid Ashe, Jr.
61, Executive Vice President since 2005; Chief Operating Officer since 2001. Director since 2002.

Scott D. Anthony
35, Watertown, Mass. Director since 2009; member of the Compensation Committee. President of Innosight LLC.

Diana F. Cantor
52, Richmond, Va. Director since 2005; member of the Audit and Nominating & Governance Committees. Partner, Alternative Investment Management, LLC. Director, Domino's Pizza, Inc.

Dennis J. FitzSimons
59, Chicago, Ill. Director since 2009; member of the Audit Committee. Chairman, McCormick Foundation. Former Chairman, Chief Executive Officer and President of the Tribune Company.

Thompson L. Rankin
69, Tampa, Fla. Director since 2001 and from 1985-1994; member of the Audit Committee. Former President and Chief Executive Officer Lykes Bros., Inc. Director, TECO Energy, Inc.

Rodney A. Smolla
56, Lexington, Va. Director since 2006; Chairman of the Nominating & Governance Committee; member of the Executive and Compensation Committees. Dean, Washington and Lee University School of Law.

Walter E. Williams
73, Fairfax, Va. Director since 2001; Chairman of the Audit Committee; member of the Executive Committee. Professor of Economics, George Mason University. Nationally known author, newspaper columnist and broadcast commentator.

Coleman Wortham III
64, Richmond, Va. Director since 2004; Chairman of the Compensation Committee; member of the Executive and Nominating & Governance Committees. President and Chief Executive Officer, Davenport & Company LLC.

CORPORATE OFFICERS


John A. Butler


Stephen Y. Dickinson


George L. Mahoney


Robert E. MacPherson


Timothy J. Mulvaney


Lou Anne J. Nabhan


John A. Schauss


James F. Woodward

Marshall N. Morton
President, Chief Executive Officer
Please see Board of Directors for biographical information.

O. Reid Ashe, Jr.
Executive Vice President, Chief Operating Officer
Please see Board of Directors for biographical information.

John A. Butler
52, Treasurer since 2008; Assistant Treasurer, 2005-2008.

Stephen Y. Dickinson
64, Vice President since July 1, 2009; Chief Accounting Officer since 2005; Controller, 1993-2009.

George L. Mahoney
57, Vice President since 2006; General Counsel and Secretary since 1993.

Robert E. MacPherson
56, Vice President of Corporate Human Resources since July 1, 2009; President, Community Newspapers, 2005-2009.

Timothy J. Mulvaney
41, Controller since July 1, 2009; Assistant Controller, 2005-2009.

Lou Anne J. Nabhan
55, Vice President of Corporate Communications since 2001.

John A. Schauss
54, Vice President - Finance and Chief Financial Officer since 2005; Treasurer, 2001-2008.

James F. Woodward
50, Group Vice President, Growth & Performance since July 1, 2009; Vice President since 2005.

Media General, Inc.

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 27, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _________ to _________

Commission File No. 1-6383

MEDIA GENERAL, INC.

(Exact name of registrant as specified in its charter)

Commonwealth of Virginia (State or other jurisdiction of incorporation or organization)	54-0850433 (I.R.S. Employer Identification No.)
333 E. Franklin St., Richmond, VA (Address of principal executive offices)	23219 (Zip Code)

(804) 649-6000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock (Title of class)	New York Stock Exchange (Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting stock held by nonaffiliates of the registrant, based upon the closing price of the Company's Class A Common Stock as reported on the New York Stock Exchange, as of June 28, 2009, was approximately $40,526,000.

The number of shares of Class A Common Stock outstanding on January 31, 2010, was 22,439,121. The number of shares of Class B Common Stock outstanding on January 31, 2010, was 551,880.

The Company makes available on its Web site, www.mediageneral.com, its audited annual financial statements, annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K as soon as reasonably practicable after being electronically filed with the Securities and Exchange Commission.

Part III incorporates information by reference from the proxy statement for the Annual Meeting of Stockholders to be held on April 22, 2010.

Index to Media General, Inc.
Annual Report on Form 10-K for the Year Ended December 27, 2009

PART I

Item 1. Business

General

Media General, Inc. (the Company) is a leading provider of proprietary local news and information over multiple media platforms in leading small- and mid-size communities throughout the Southeastern United States. The Company owns three metropolitan and 20 community newspapers and 18 network-affiliated broadcast television stations. Each newspaper and television station has a full-service associated Web site. The Company's television stations are mostly ranked number one or two in their respective markets, and its newspapers are the number one print brand in virtually all of their respective markets. The Company's Web sites are fast growing and attract new audience and advertisers every year.

The Company was founded in 1850 as a newspaper company in Richmond, Virginia and later diversified into broadcast television. The Company has grown through acquisition, mostly by purchasing high-quality, privately-owned local media entities in the Southeast. The Company was incorporated in Virginia and became a public company in 1969. The Company has approximately 4,700 full-time equivalent employees.

The Company's revenues are derived mostly from advertising that is placed with its leading local media platforms that connect its advertisers to the audiences they seek to reach. The Company's business is seasonally the strongest in the holiday-intensive fourth and second quarters.

Increasingly the Company's online content is accessed by mobile devices, and the Company also pushes news and advertising content to mobile devices on demand. In addition, the Company has been adding new interactive advertising services to its product mix. These include interactive games used by advertisers for branding and promotion and also a Top 15 shopping and coupon Web site called *DealTaker.com*. The Company owns 200 specialty publications targeted at specific communities of interest and most have an associated Web site.

In 2009, the Company shifted its management structure from a product-based structure to a market-based structure. This change brought all platforms within a given market under the responsibility of a single leader. By eliminating platform-bias in decision making, the Company is accelerating its digital strategy and increasing its speed to market with customer-focused solutions. This capability is critical at a time when technology and customer preferences are constantly and rapidly changing. The Company has also moved aggressively to transform its sales force to focus on all of its platforms in a market, thereby providing a media solution to advertisers. For financial information related to the Company's segments, see Note 6 in Item 8 of this Form 10-K. Additional information related to each of the Company's segments is included below.

Geographic Operations

The Company's geographic operations as of December 27, 2009, included newspapers, television stations and Web sites in contiguous markets as shown on the following map:


Media General, Inc. Markets
State Color Code
OH/RI Market
VA/TN Market
NC Market
Mid-South (SC/GA/AL/MS) Market
FL Market
Columbus
Providence
Manassas/Potomac
Culpeper
Waynesboro
Charlottesville
Lynchburg
Richmond
Roanoke
Danville
Bristol
Johnson City
Greenville
Winston-Salem
Raleigh
Marion
Asheville
Morganton
Statesville
Hickory
Concord/Kannapolis
Spartanburg/Greenville
Florence/Myrtle Beach
Charleston
Birmingham
Augusta
Opelika/Auburn
Columbus
Savannah
Jackson
Dothan
Hattiesburg
Marianna
Mobile/Pensacola
Brooksville
Tampa
Sebring
Newspapers
Television Stations
Web Sites
Weekly Newspapers
Advertising Services & Other (Growth and Performance)
Blockdot, Dallas, Texas
DealTaker.com, Plano, Texas
NetInformer, San Ramon, California
Professional Communications Services, Tampa, Florida

Mid-South

The Mid-South Market consists of four daily newspapers and 11 TV stations. For the year ended December 27, 2009, the Mid-South Market generated approximately $146 million in revenue and $21 million in operating profit, or 22% and 25% of total Company revenue and operating profit, respectively.

Daily Newspapers:

Daily Newspapers	Market	Circulation (000s)*	
		Daily	Sunday
Dothan Eagle	Dothan, AL	30	31
Morning News	Florence, SC	26	29
Opelika-Auburn News	Opelika, AL	14	14
Jackson County Floridan	Marianna, FL	5	6
		75	80

Television Operations:**

Market	Market Rank	Station	Affiliation	Station Rank	Audience % Share	Expiration Date of Primary Network Agreement
Greenville, SC/Spartanburg, SC	36	WSPA	CBS	1	12 %	6/30/2015
Ashville, NC	36	WYCW	CW	5 (Tied)	2 %	9/17/2011
Birmingham, AL	40	WVTM	NBC	4	5 %	1/1/2012
Mobile, AL/Pensacola, FL	60	WKRG	CBS	1 (Tied)	12 %	4/2/2015
Jackson, MS	90	WJTV	CBS	1	16 %	12/31/2014
Savannah, GA	96	WSAV	NBC	2	9 %	1/1/2012
Charleston, SC	97	WCBD	NBC	2	11 %	1/1/2012
Myrtle Beach/Florence, SC	104	WBTW	CBS	1	18 %	6/30/2015
Augusta, GA	114	WJBF	ABC	2	13 %	6/30/2014
Columbus, GA	128	WRBL	CBS	2	10 %	3/31/2015
Hattiesburg, MS	167	WHLT	CBS	2	6 %	8/31/2015

North Carolina

The North Carolina Market consists of five daily newspapers and two TV stations. For the year ended December 27, 2009, the North Carolina Market generated $79 million in revenue and $5 million in operating profit, or 12% and 6% of total Company revenue and operating profit, respectively.

Daily Newspapers:

Daily Newspapers (1)	Market	Circulation (000s)*	
		Daily	Sunday
The Winston-Salem Journal	Winston-Salem, NC	69	84
Hickory Daily Record	Hickory, NC	18	21
Statesville Record & Landmark	Statesville, NC	12	16
The News Herald	Morganton, NC	8	9
The McDowell News	Marion, NC	4	-
		111	130

(1) Also included in this market is one newspaper (*Concord Independent Tribune* (Concord/Kannapolis, NC)) that publishes three times a week.

Television Operations:**

Market	Market Rank	Station	Affiliation	Station Rank	Audience % Share	Expiration Date of Primary Network Agreement
Raleigh-Durham, NC	26	WNCN	NBC	4	4 %	1/1/2012
Greenville, NC	103	WNCT	CBS	1	13 %	12/31/2014

Ohio/Rhode Island

The Ohio/Rhode Island Market consists of two TV stations. For the year ended December 27, 2009, the Ohio/Rhode Island Market generated approximately $51 million in revenue and $11 million in operating profit, or 8% and 12% of total Company revenue and operating profit, respectively.

Television Operations:**

Market	Market Rank	Station	Affiliation	Station Rank	Audience % Share	Expiration Date of Primary Network Agreement
Columbus, OH	34	WCMH	NBC	3	9 %	1/1/2012
Providence/New Bedford, RI	53	WJAR	NBC	1	12 %	1/1/2012

Advertising Services & Other

Advertising Services & Other consists of several growing digital media enterprises. The segment focuses on driving audience and revenue growth by serving customers with innovative products in digital media. In April of 2008, the Company acquired *DealTaker.com*, a Dallas-based online social shopping and coupon site, which specializes in driving online shoppers to merchant sites in exchange for sales-based commissions. Also in 2008, the Company acquired NetInformer, a California-based mobile marketing and advertising services provider. The Company owns Blockdot, Inc., a Dallas-based advergaming and branded entertainment company, which serves major brands with creative and innovative gaming and messaging solutions. Collectively, these enterprises comprise the Company's Advertising Services Group. The enterprises within the Advertising Services Group compete for revenue associated with advergame production, shopping and coupons, business and mobile marketing and advertising services. Additionally, the Company's Professional Communications Systems operating unit derives revenue from the sale and integration of broadcast equipment to third parties including other broadcasters, corporate and governmental enterprises, and colleges and universities. For the year ended December 27, 2009, the Advertising Services & Other segment generated $27 million in revenue and $5 million in operating profit or 4% and 5% of total Company revenue and operating profit, respectively.

Broadcast Regulation

Television broadcasters have implemented the transition from analog to digital technology in accordance with a mandated conversion timetable established by the FCC through the Digital Television Transition and Public Safety Act of 2005, as amended in February 2009. Congress amended the Communications Act to establish a deadline subsequently extended to June 12, 2009, for the completion of the transition from analog to digital television broadcasting. As of June 12, 2009, the FCC required all full-power broadcast television stations in the United States to terminate analog service and offer only digital television broadcast service.

All of the Company's stations are broadcasting a digital signal and are operating with final, full post-digital transition facilities. As a result of the digital transition, television broadcast stations can provide mobile digital television. The Company expects mobile television to increase its viewership and generate additional revenues; however, the Company expects this to occur slowly over the next several years as stations nationwide determine whether to purchase new mobile DTV devices.

On December 18, 2007, the FCC adopted a revised media ownership rule regulating the common ownership of a newspaper and a television station in the same market. The FCC amended the 1975 absolute ban on newspaper/broadcast cross-ownership by adopting waiver standards that would presumptively allow a newspaper to own one television station or one radio station in the 20 largest markets, subject to certain limitations. The amended waiver criteria also presume that all other newspaper/broadcast combinations in all other markets will not be in the public interest, but this presumption can be overcome if the applicant can show, based on criteria prescribed by the FCC, that either media property is "failed" or "failing," or if the transaction will result in a new source of news in the market. These new cross-ownership regulations would liberalize the ban that remained in place as a result of a stay imposed by the United States Court of Appeals for Third Circuit (the "Third Circuit") in 2003. The rules adopted in the FCC's December 18, 2007, order will not become effective until the Third Circuit lifts its present stay. In addition, the FCC announced that it would grant permanent waivers to the existing newspaper/broadcast combinations that were grandfathered in conjunction with adoption of the 1975 rule and certain combinations that involve one newspaper and one broadcast property in the same market. As a result of these actions, the FCC granted or continued permanent waivers to the Company's combined newspaper-television operations in the following television markets: Tampa, Florida; Tri-Cities (Tennessee and Virginia); Myrtle Beach-Florence, South Carolina; and Columbus, Georgia. Some parties sought judicial review of the FCC's December 18, 2007, order modifying its waiver standards and granting the Company's permanent waivers, and that proceeding is now pending before the Third Circuit. Some parties also petitioned the FCC to reconsider its decision to modify the waiver standards and to grant the Company's permanent waivers, and those petitions remain pending at the FCC. Other parties have asked the full FCC to review a decision of the FCC's Media Bureau granting renewals of licenses for these stations on the ground that petitions against these applications raising cross ownership concerns had been mooted by the FCC's decision to grant waivers to these combinations in December 2007. The Company's newspaper-television partnership in Roanoke/Lynchburg/Danville, Virginia does not require an FCC waiver.

Although the Company is gratified that the FCC has provided permanent waivers to the stations operating in four of its convergence markets, the Company will continue to press for cross-ownership relief in all markets, regardless of size.

Newspaper and Television Affiliated Web sites

The Company operates Web sites affiliated with each of its newspapers and television stations. The Web sites feature content complementary, but increasingly more augmentative in nature, to its newspaper and television offerings. Online revenues from these Web sites are derived primarily from local and national advertising, which includes various classified products as well as display and sponsorship advertisements. The Company has been directing additional resources focused on the online-only products available for customers.

Strategic Partnerships

In December 2006, the Company entered into a strategic partnership with Yahoo!, Inc., as a founding member of a groundbreaking national consortium of more than 30 media companies representing more than 800 newspapers. Since then, the Company transitioned the online career sections of its daily newspapers to the Yahoo! HotJobs platform. The Company also integrated search capability and began distributing targeted local content across Yahoo!'s network of sites. The Company has plans to fully roll-out Yahoo!'s state-of-the-art ad serving and management platform, which will provide Media General advertisers with the ability to reach larger audiences with greater targeting opportunities. The Company also works with Zillow, the premier Internet real estate company, in a fashion similar to the Yahoo!

Ohio/Rhode Island

The Ohio/Rhode Island Market consists of two TV stations. For the year ended December 27, 2009, the Ohio/Rhode Island Market generated approximately $51 million in revenue and $11 million in operating profit, or 8% and 12% of total Company revenue and operating profit, respectively.

Television Operations:**

Market	Market Rank	Station	Affiliation	Station Rank	Audience % Share	Expiration Date of Primary Network Agreement
Columbus, OH	34	WCMH	NBC	3	9 %	1/1/2012
Providence/New Bedford, RI	53	WJAR	NBC	1	12 %	1/1/2012

Advertising Services & Other

Advertising Services & Other consists of several growing digital media enterprises. The segment focuses on driving audience and revenue growth by serving customers with innovative products in digital media. In April of 2008, the Company acquired *DealTaker.com*, a Dallas-based online social shopping and coupon site, which specializes in driving online shoppers to merchant sites in exchange for sales-based commissions. Also in 2008, the Company acquired NetInformer, a California-based mobile marketing and advertising services provider. The Company owns Blockdot, Inc., a Dallas-based advergaming and branded entertainment company, which serves major brands with creative and innovative gaming and messaging solutions. Collectively, these enterprises comprise the Company's Advertising Services Group. The enterprises within the Advertising Services Group compete for revenue associated with advergame production, shopping and coupons, business and mobile marketing and advertising services. Additionally, the Company's Professional Communications Systems operating unit derives revenue from the sale and integration of broadcast equipment to third parties including other broadcasters, corporate and governmental enterprises, and colleges and universities. For the year ended December 27, 2009, the Advertising Services & Other segment generated $27 million in revenue and $5 million in operating profit or 4% and 5% of total Company revenue and operating profit, respectively.

Broadcast Regulation

Television broadcasters have implemented the transition from analog to digital technology in accordance with a mandated conversion timetable established by the FCC through the Digital Television Transition and Public Safety Act of 2005, as amended in February 2009. Congress amended the Communications Act to establish a deadline subsequently extended to June 12, 2009, for the completion of the transition from analog to digital television broadcasting. As of June 12, 2009, the FCC required all full-power broadcast television stations in the United States to terminate analog service and offer only digital television broadcast service.

All of the Company's stations are broadcasting a digital signal and are operating with final, full post-digital transition facilities. As a result of the digital transition, television broadcast stations can provide mobile digital television. The Company expects mobile television to increase its viewership and generate additional revenues; however, the Company expects this to occur slowly over the next several years as stations nationwide determine whether to purchase new mobile DTV devices.

On December 18, 2007, the FCC adopted a revised media ownership rule regulating the common ownership of a newspaper and a television station in the same market. The FCC amended the 1975 absolute ban on newspaper/broadcast cross-ownership by adopting waiver standards that would presumptively allow a newspaper to own one television station or one radio station in the 20 largest markets, subject to certain limitations. The amended waiver criteria also presume that all other newspaper/broadcast combinations in all other markets will not be in the public interest, but this presumption can be overcome if the applicant can show, based on criteria prescribed by the FCC, that either media property is "failed" or "failing," or if the transaction will result in a new source of news in the market. These new cross-ownership regulations would liberalize the ban that remained in place as a result of a stay imposed by the United States Court of Appeals for Third Circuit (the "Third Circuit") in 2003. The rules adopted in the FCC's December 18, 2007, order will not become effective until the Third Circuit lifts its present stay. In addition, the FCC announced that it would grant permanent waivers to the existing newspaper/broadcast combinations that were grandfathered in conjunction with adoption of the 1975 rule and certain combinations that involve one newspaper and one broadcast property in the same market. As a result of these actions, the FCC granted or continued permanent waivers to the Company's combined newspaper-television operations in the following television markets: Tampa, Florida; Tri-Cities (Tennessee and Virginia); Myrtle Beach-Florence, South Carolina; and Columbus, Georgia. Some parties sought judicial review of the FCC's December 18, 2007, order modifying its waiver standards and granting the Company's permanent waivers, and that proceeding is now pending before the Third Circuit. Some parties also petitioned the FCC to reconsider its decision to modify the waiver standards and to grant the Company's permanent waivers, and those petitions remain pending at the FCC. Other parties have asked the full FCC to review a decision of the FCC's Media Bureau granting renewals of licenses for these stations on the ground that petitions against these applications raising cross ownership concerns had been mooted by the FCC's decision to grant waivers to these combinations in December 2007. The Company's newspaper-television partnership in Roanoke/Lynchburg/Danville, Virginia does not require an FCC waiver.

Although the Company is gratified that the FCC has provided permanent waivers to the stations operating in four of its convergence markets, the Company will continue to press for cross-ownership relief in all markets, regardless of size.

Newspaper and Television Affiliated Web sites

The Company operates Web sites affiliated with each of its newspapers and television stations. The Web sites feature content complementary, but increasingly more augmentative in nature, to its newspaper and television offerings. Online revenues from these Web sites are derived primarily from local and national advertising, which includes various classified products as well as display and sponsorship advertisements. The Company has been directing additional resources focused on the online-only products available for customers.

Strategic Partnerships

In December 2006, the Company entered into a strategic partnership with Yahoo!, Inc., as a founding member of a groundbreaking national consortium of more than 30 media companies representing more than 800 newspapers. Since then, the Company transitioned the online career sections of its daily newspapers to the Yahoo! HotJobs platform. The Company also integrated search capability and began distributing targeted local content across Yahoo!'s network of sites. The Company has plans to fully roll-out Yahoo!'s state-of-the-art ad serving and management platform, which will provide Media General advertisers with the ability to reach larger audiences with greater targeting opportunities. The Company also works with Zillow, the premier Internet real estate company, in a fashion similar to the Yahoo!

Internet delivered video programming services.

The FCC adopted a new waiver standard to its newspaper/broadcast ownership rule in December 2007. Nevertheless, uncertainty about media ownership regulations and adverse economic conditions may continue to dampen the acquisition market until the courts have had an opportunity to review the FCC's recent action and, perhaps, until Congress considers whether it wishes to take any further action in this area.

Additionally, a rejection or reconsideration of license renewals and waivers by the FCC could have a material, adverse effect on the Company's business. Some parties have requested that the FCC reconsider its decision to grant waivers to the Company's newspaper television combinations in Columbus, Georgia; Florence – Myrtle Beach, South Carolina; and Tri-Cities (Tennessee and Virginia). Other parties have asked the full FCC to review a decision of the FCC's Media Bureau granting renewals of licenses for these stations on the ground that petitions against these applications raising cross ownership concerns had been mooted by the FCC's decision to grant waivers to these combinations in December 2007. Typically, the FCC begins processing renewal applications over the last month of the renewal term. Since the television license renewal cycle commenced in June 2004, however, the FCC has held up almost all television renewal applications filed by affiliates of the major networks pending FCC disposition of a backlog of indecency and other complaints against the networks' programming. The expiration date for nine of the Company's FCC licenses has lapsed. The Company filed all of its applications for renewal in a timely manner prior to the applicable expiration dates and expects its applications will be approved as the FCC works through its backlog. In these circumstances, the Communications Act provides that the Company may continue to operate under its broadcast licenses pending final action on its renewal applications.

The Company strongly supports the complete elimination of all newspaper/broadcast cross-ownership restrictions. The FCC's recent modification of the cross-ownership rule could contribute generally to increased realignments of media entities and the convergence of various types of media. The opportunity for realignments and convergence may benefit the Company but, as other companies also may realign their properties, regulatory changes also could increase competition in the Company's markets and could adversely affect the Company's future operating results.

The television broadcast industry recently completed the mandated transition to an advanced digital television ("DTV") transmission system. DTV transmissions deliver improved video and audio signals including high definition television and have substantial multiplexing and data transmission capabilities. All television broadcasters were required to cease analog broadcasting by June 12, 2009. The conversion of the Company's stations from the analog broadcast format to the digital broadcast format has been expensive. All of the Company's television stations are broadcasting a digital signal and are operating with final full post-digital transition facilities.

The Company's operating results are dependent in part on the success of programming aired by the Company's television stations, which depends in part upon factors beyond the Company's control.

The Company's advertising revenues are dependent in part on the success of the Company's local, network and syndicated programming. The Company makes significant commitments to acquire rights to television programs under multi-year agreements. The success of such programs is dependent partly upon unpredictable factors such as audience preferences, competing programming, and the availability of other entertainment activities. If a particular program is not popular in relation to its costs, the Company may not be able to sell enough advertising to cover the costs of the program. In some instances, the Company may have to replace or cancel programs before their costs have been fully amortized, resulting in write-offs that increase operating costs.

In addition, FCC rules affect the network-affiliate relationship. Among other things, these rules require network affiliation agreements to (i) prohibit networks from requiring affiliates to clear time previously scheduled for other use, (ii) permit an affiliate to preempt network programs it believes are unsuitable for its audience, and (iii) permit affiliates to substitute programs believed to be of greater local or national importance than network programming. In 2008, the FCC resolved a petition to review certain of these rules by clarifying its limitations on the extent to which the networks can exert control over the operations of their affiliates.

Furthermore, the non-renewal or termination of a network affiliation agreement or a change in network affiliations could have a material adverse effect on the Company. In return for network programming, the Company's stations broadcast network-inserted commercials during that programming and, in some cases, receive cash payments from networks, and in other cases, the Company makes cash payments to certain networks. The Company's major network affiliation agreements will be renegotiated in the next few years, beginning with the Company's NBC agreement that expires at the beginning of 2012. At this time, the Company cannot predict the final outcome of future negotiations for those affiliation agreements or for any others and what impact, if any, they may have on the Company's financial condition and results of operations. Some of the networks with which the Company's stations are affiliated may require the Company, upon renewal of affiliation agreements, to reduce or eliminate network compensation and, in specific cases, to make cash payments to the network, and to accept other material modifications of existing affiliation agreements. Consequently, not all of the Company's affiliation agreements may remain in place and each network may decline to continue to provide programming or compensation to the Company's stations on the same basis as it currently provides. If any of the Company's stations cease to maintain affiliation agreements with networks for any reason, the Company would need to find alternative sources of programming, which may be less attractive and more expensive.

A change in network affiliation in a given television market may have many short-term and long-term consequences, depending upon the circumstances surrounding the change. Potential short-term consequences include: a) increased marketing costs and increased internal operating costs, which can vary widely depending on the amount of marketing required to educate the audience regarding the change and to maintain the station's viewing audience; b) short-term loss of market share or slower market growth due to advertiser uncertainty about the switch; c) costs of building a new or larger news operation; d) other increases in station programming costs, if necessary; and e) the cost of equipment needed to conform the station's programming, equipment and logos to the new network affiliation. Long-term consequences are more difficult to assess, due to the cyclical nature of each of the major networks' share of the audience that changes from year-to-year with programs coming to the end of their production cycle, and the audience acceptance of new programs in the future and the fact that national network audience ratings are not necessarily indicative of how a network's programming is accepted in an individual market. The circumstances that may surround a network affiliation switch cause uncertainty as to the actual costs that will be incurred by the Company and, if these costs are significant, the switch could have a material adverse impact on the income the Company derives from the affected station.

In addition, syndication agreements are licenses to broadcast programs that are produced by production companies. Such programming can form a significant component of a station's programming schedule. Syndication agreements are subject to cancellation, which may affect a station's programming schedule, and the Company cannot be certain that the Company will continue to be able to acquire rights to syndicated programs once the Company's current contracts for these programs end.

If the Company is unable to secure or maintain carriage of its television stations' signals over cable, telecommunication video, and/or direct broadcast satellite systems, the Company's television stations may not be able to compete effectively.

Pursuant to FCC rules, local television stations may elect every

Internet delivered video programming services.

The FCC adopted a new waiver standard to its newspaper/broadcast ownership rule in December 2007. Nevertheless, uncertainty about media ownership regulations and adverse economic conditions may continue to dampen the acquisition market until the courts have had an opportunity to review the FCC's recent action and, perhaps, until Congress considers whether it wishes to take any further action in this area.

Additionally, a rejection or reconsideration of license renewals and waivers by the FCC could have a material, adverse effect on the Company's business. Some parties have requested that the FCC reconsider its decision to grant waivers to the Company's newspaper television combinations in Columbus, Georgia; Florence – Myrtle Beach, South Carolina; and Tri-Cities (Tennessee and Virginia). Other parties have asked the full FCC to review a decision of the FCC's Media Bureau granting renewals of licenses for these stations on the ground that petitions against these applications raising cross ownership concerns had been mooted by the FCC's decision to grant waivers to these combinations in December 2007. Typically, the FCC begins processing renewal applications over the last month of the renewal term. Since the television license renewal cycle commenced in June 2004, however, the FCC has held up almost all television renewal applications filed by affiliates of the major networks pending FCC disposition of a backlog of indecency and other complaints against the networks' programming. The expiration date for nine of the Company's FCC licenses has lapsed. The Company filed all of its applications for renewal in a timely manner prior to the applicable expiration dates and expects its applications will be approved as the FCC works through its backlog. In these circumstances, the Communications Act provides that the Company may continue to operate under its broadcast licenses pending final action on its renewal applications.

The Company strongly supports the complete elimination of all newspaper/broadcast cross-ownership restrictions. The FCC's recent modification of the cross-ownership rule could contribute generally to increased realignments of media entities and the convergence of various types of media. The opportunity for realignments and convergence may benefit the Company but, as other companies also may realign their properties, regulatory changes also could increase competition in the Company's markets and could adversely affect the Company's future operating results.

The television broadcast industry recently completed the mandated transition to an advanced digital television ("DTV") transmission system. DTV transmissions deliver improved video and audio signals including high definition television and have substantial multiplexing and data transmission capabilities. All television broadcasters were required to cease analog broadcasting by June 12, 2009. The conversion of the Company's stations from the analog broadcast format to the digital broadcast format has been expensive. All of the Company's television stations are broadcasting a digital signal and are operating with final full post-digital transition facilities.

The Company's operating results are dependent in part on the success of programming aired by the Company's television stations, which depends in part upon factors beyond the Company's control.

The Company's advertising revenues are dependent in part on the success of the Company's local, network and syndicated programming. The Company makes significant commitments to acquire rights to television programs under multi-year agreements. The success of such programs is dependent partly upon unpredictable factors such as audience preferences, competing programming, and the availability of other entertainment activities. If a particular program is not popular in relation to its costs, the Company may not be able to sell enough advertising to cover the costs of the program. In some instances, the Company may have to replace or cancel programs before their costs have been fully amortized, resulting in write-offs that increase operating costs.

In addition, FCC rules affect the network-affiliate relationship. Among other things, these rules require network affiliation agreements to (i) prohibit networks from requiring affiliates to clear time previously scheduled for other use, (ii) permit an affiliate to preempt network programs it believes are unsuitable for its audience, and (iii) permit affiliates to substitute programs believed to be of greater local or national importance than network programming. In 2008, the FCC resolved a petition to review certain of these rules by clarifying its limitations on the extent to which the networks can exert control over the operations of their affiliates.

Furthermore, the non-renewal or termination of a network affiliation agreement or a change in network affiliations could have a material adverse effect on the Company. In return for network programming, the Company's stations broadcast network-inserted commercials during that programming and, in some cases, receive cash payments from networks, and in other cases, the Company makes cash payments to certain networks. The Company's major network affiliation agreements will be renegotiated in the next few years, beginning with the Company's NBC agreement that expires at the beginning of 2012. At this time, the Company cannot predict the final outcome of future negotiations for those affiliation agreements or for any others and what impact, if any, they may have on the Company's financial condition and results of operations. Some of the networks with which the Company's stations are affiliated may require the Company, upon renewal of affiliation agreements, to reduce or eliminate network compensation and, in specific cases, to make cash payments to the network, and to accept other material modifications of existing affiliation agreements. Consequently, not all of the Company's affiliation agreements may remain in place and each network may decline to continue to provide programming or compensation to the Company's stations on the same basis as it currently provides. If any of the Company's stations cease to maintain affiliation agreements with networks for any reason, the Company would need to find alternative sources of programming, which may be less attractive and more expensive.

A change in network affiliation in a given television market may have many short-term and long-term consequences, depending upon the circumstances surrounding the change. Potential short-term consequences include: a) increased marketing costs and increased internal operating costs, which can vary widely depending on the amount of marketing required to educate the audience regarding the change and to maintain the station's viewing audience; b) short-term loss of market share or slower market growth due to advertiser uncertainty about the switch; c) costs of building a new or larger news operation; d) other increases in station programming costs, if necessary; and e) the cost of equipment needed to conform the station's programming, equipment and logos to the new network affiliation. Long-term consequences are more difficult to assess, due to the cyclical nature of each of the major networks' share of the audience that changes from year-to-year with programs coming to the end of their production cycle, and the audience acceptance of new programs in the future and the fact that national network audience ratings are not necessarily indicative of how a network's programming is accepted in an individual market. The circumstances that may surround a network affiliation switch cause uncertainty as to the actual costs that will be incurred by the Company and, if these costs are significant, the switch could have a material adverse impact on the income the Company derives from the affected station.

In addition, syndication agreements are licenses to broadcast programs that are produced by production companies. Such programming can form a significant component of a station's programming schedule. Syndication agreements are subject to cancellation, which may affect a station's programming schedule, and the Company cannot be certain that the Company will continue to be able to acquire rights to syndicated programs once the Company's current contracts for these programs end.

If the Company is unable to secure or maintain carriage of its television stations' signals over cable, telecommunication video, and/or direct broadcast satellite systems, the Company's television stations may not be able to compete effectively.

Pursuant to FCC rules, local television stations may elect every

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The headquarters buildings of Media General, Inc., and the *Richmond Times-Dispatch* are owned by the Company and are adjacent to one another in Richmond, Virginia. The Company owns a third adjacent building which houses the Advertising Services & Other segment along with certain operations and support management. The Richmond newspaper is printed at a production and distribution facility in Hanover County, Virginia, near Richmond. The Company owns seven other daily newspapers in Virginia; these newspapers are printed in three production facilities in Virginia and one in Bristol, Tennessee, and are distributed from facilities in or around their respective cities. Two of the Company's 18 television stations are located in the Virginia/Tennessee Market.

The Company's broadcast television station, WFLA-TV in Tampa, Florida, owns its headquarters and studio building; this building adjoins *The Tampa Tribune* production plant and office building. This structure also serves as a multimedia news center where resources are combined and information is shared among *The Tampa Tribune*, WFLA-TV and *TBO.com*. The headquarters of the Company's Brooksville and Sebring, Florida, daily newspapers are located on leased property in their respective cities.

In North Carolina, the Winston-Salem newspaper is headquartered in a facility in downtown Winston-Salem; its newspaper is printed at a nearby production and distribution facility. Four other daily newspapers in North Carolina are printed at this and one other production facility in North Carolina, also owned by the Company, and are distributed from facilities located in or around their respective cities. Additionally, two of the Company's television stations are located in its North Carolina Market.

The Company's four remaining daily newspapers are in the Mid-South Market; two are located in Alabama, one just across the state line in Florida, and one in South Carolina. The Company's Mid-South Market has three production facilities, two in Alabama and one in South Carolina. A majority (11) of the Company's television stations are located in the Mid-South Market in South Carolina, Georgia, Alabama and Mississippi; the Company's remaining two television stations are located in its Ohio/Rhode Island Market.

Substantially all of the television stations are located on land owned by the Company. Ten stations own their main transmitter tower and the land, one station owns its main transmitter tower but leases the land, four stations participate in 50/50 partnerships that own both the main transmitter tower and the land or own the tower but lease the land, and three stations lease space on towers for their main transmitter. The Company owns substantially all of its newspaper production equipment, production buildings and the land where these production facilities are located.

Advertising Services & Other leases space in Dallas, Texas for its advergaming operations, in Plano, Texas for its online social shopping and coupon business, and in San Ramon, California for its mobile business.

The Company considers all of its properties, together with its related machinery and equipment contained therein, to be adequate for its present needs. The Company has pledged its assets as collateral under the current debt agreements. The Company continually evaluates its future needs and from time-to-time will undertake significant projects to replace or upgrade facilities. New facilities in Lynchburg, Virginia and Myrtle Beach, South Carolina were completed in 2008.

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

None

Executive Officers of the Registrant

Name	Age	Position and Office	Year First Took Office*
Marshall N. Morton	64	President and Chief Executive Officer	1989
O. Reid Ashe, Jr.	61	Executive Vice President, Chief Operating Officer	2001
John A. Schauss	54	Vice President - Finance and Chief Financial Officer	2001
Stephen Y. Dickinson	64	Vice President and Chief Accounting Officer	1989
George L. Mahoney	57	Vice President, General Counsel and Secretary	1993
Robert E. MacPherson	56	Vice President, Corporate Human Resources	2009
Lou Anne J. Nabhan	55	Vice President, Corporate Communications	2001
James F. Woodward	50	Vice President, Growth and Performance	2005
John A Butler	52	Treasurer	2005
Timothy J. Mulvaney	41	Controller	2005

* The year indicated is the year in which the officer first assumed an office with the Company.

Officers of the Company are elected at the Annual Meeting of the Board of Directors to serve, unless sooner removed, until the next Annual Meeting of the Board of Directors and/or until their successors are duly elected and qualified.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The headquarters buildings of Media General, Inc., and the *Richmond Times-Dispatch* are owned by the Company and are adjacent to one another in Richmond, Virginia. The Company owns a third adjacent building which houses the Advertising Services & Other segment along with certain operations and support management. The Richmond newspaper is printed at a production and distribution facility in Hanover County, Virginia, near Richmond. The Company owns seven other daily newspapers in Virginia; these newspapers are printed in three production facilities in Virginia and one in Bristol, Tennessee, and are distributed from facilities in or around their respective cities. Two of the Company's 18 television stations are located in the Virginia/Tennessee Market.

The Company's broadcast television station, WFLA-TV in Tampa, Florida, owns its headquarters and studio building; this building adjoins *The Tampa Tribune* production plant and office building. This structure also serves as a multimedia news center where resources are combined and information is shared among *The Tampa Tribune*, WFLA-TV and *TBO.com*. The headquarters of the Company's Brooksville and Sebring, Florida, daily newspapers are located on leased property in their respective cities.

In North Carolina, the Winston-Salem newspaper is headquartered in a facility in downtown Winston-Salem; its newspaper is printed at a nearby production and distribution facility. Four other daily newspapers in North Carolina are printed at this and one other production facility in North Carolina, also owned by the Company, and are distributed from facilities located in or around their respective cities. Additionally, two of the Company's television stations are located in its North Carolina Market.

The Company's four remaining daily newspapers are in the Mid-South Market; two are located in Alabama, one just across the state line in Florida, and one in South Carolina. The Company's Mid-South Market has three production facilities, two in Alabama and one in South Carolina. A majority (11) of the Company's television stations are located in the Mid-South Market in South Carolina, Georgia, Alabama and Mississippi; the Company's remaining two television stations are located in its Ohio/Rhode Island Market.

Substantially all of the television stations are located on land owned by the Company. Ten stations own their main transmitter tower and the land, one station owns its main transmitter tower but leases the land, four stations participate in 50/50 partnerships that own both the main transmitter tower and the land or own the tower but lease the land, and three stations lease space on towers for their main transmitter. The Company owns substantially all of its newspaper production equipment, production buildings and the land where these production facilities are located.

Advertising Services & Other leases space in Dallas, Texas for its advergaming operations, in Plano, Texas for its online social shopping and coupon business, and in San Ramon, California for its mobile business.

The Company considers all of its properties, together with its related machinery and equipment contained therein, to be adequate for its present needs. The Company has pledged its assets as collateral under the current debt agreements. The Company continually evaluates its future needs and from time-to-time will undertake significant projects to replace or upgrade facilities. New facilities in Lynchburg, Virginia and Myrtle Beach, South Carolina were completed in 2008.

Item 3. Legal Proceedings

None

Item 4. Submission of Matters to a Vote of Security Holders

None

Executive Officers of the Registrant

Name	Age	Position and Office	Year First Took Office*
Marshall N. Morton	64	President and Chief Executive Officer	1989
O. Reid Ashe, Jr.	61	Executive Vice President, Chief Operating Officer	2001
John A. Schauss	54	Vice President - Finance and Chief Financial Officer	2001
Stephen Y. Dickinson	64	Vice President and Chief Accounting Officer	1989
George L. Mahoney	57	Vice President, General Counsel and Secretary	1993
Robert E. MacPherson	56	Vice President, Corporate Human Resources	2009
Lou Anne J. Nabhan	55	Vice President, Corporate Communications	2001
James F. Woodward	50	Vice President, Growth and Performance	2005
John A Butler	52	Treasurer	2005
Timothy J. Mulvaney	41	Controller	2005

* The year indicated is the year in which the officer first assumed an office with the Company.

Officers of the Company are elected at the Annual Meeting of the Board of Directors to serve, unless sooner removed, until the next Annual Meeting of the Board of Directors and/or until their successors are duly elected and qualified.

Item 6. Selected Financial Data

Certain of the following data was compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements (Item 8 of this Form 10-K) and Management's Discussion and Analysis (Item 7 of this Form 10-K).

(In thousands, except per share amounts)	**2009**	2008	2007	2006	2005
Summary of Operations					
Operating revenues [a] [c]	**$ 657,612**	$ 797,375	$ 896,293	$ 929,216	$ 824,294
Income (loss) from continuing operations [b] [c] [d]	**$ (44,793)**	$ (623,255)	$ 9,235	$ 62,136	$ 77,991
Net income (loss) [b] [c] [d]	**$ (35,765)**	$ (631,854)	$ 10,687	$ 79,042	$ (243,042)
Per Share Data: [a] [b] [c] [d]					
Income (loss) from continuing operations	**$ (2.01)**	$ (28.21)	$ 0.39	$ 2.56	$ 3.30
Income (loss) from discontinued operations	**0.40**	(0.39)	0.06	0.72	0.19
Cumulative effect of change in accounting principle	**-**	-	-	-	(13.83)
Net income (loss)	**$ (1.61)**	$ (28.60)	$ 0.45	$ 3.28	$ (10.34)
Per Share Data – assuming dilution: [a] [b] [c] [d]					
Income (loss) from continuing operations	**$ (2.01)**	$ (28.21)	$ 0.39	$ 2.56	$ 3.28
Income (loss) from discontinued operations	**0.40**	(0.39)	0.06	0.72	0.19
Cumulative effect of change in accounting principle	**-**	-	-	-	(13.76)
Net income (loss)	**$ (1.61)**	$ (28.60)	$ 0.45	$ 3.28	$ (10.29)
Other Financial Data:					
Total assets [a] [d]	**$ 1,236,048**	$ 1,334,252	$ 2,471,066	$ 2,505,228	$ 1,975,354
Working capital (excluding discontinued assets and liabilities) [a] [c]	**106,483**	32,544	72,099	65,684	61,041
Capital expenditures	**18,453**	31,517	78,142	93,896	74,424
Total debt	**711,909**	730,049	897,572	916,320	485,304
Cash dividends per share	**-**	0.81	0.92	0.88	0.84

(a) In the third quarter of 2006, the Company acquired WNCN in Raleigh, North Carolina, WCMH in Columbus, Ohio, WJAR in Providence, Rhode Island, and WVTM in Birmingham, Alabama.

(b) Includes the recognition in the first quarter of 2005 of a charge, related to using the direct method to revalue FCC licenses, of $325.5 million (net of a tax benefit of $190.7 million) as the cumulative effect of a change in accounting principle resulting from applying goodwill accounting.

(c) In 2009, the Company sold a small magazine in the Virginia/Tennessee market and completed the sale of WCWJ in Jacksonville, Florida (which was the last of five television stations being held for resale). In 2008, the Company completed the sales of WTVQ in Lexington, Kentucky, WMBB in Panama City, Florida, KALB/NALB in Alexandria, Louisiana, and WNEG in Toccoa, Georgia. In 2009, 2008 and 2007, the Company recorded an after-tax gain of $8.9 million, an after-tax loss of $11.3 million, and an after-tax loss of $2 million, respectively, related to these divestitures. In 2006, the Company sold KWCH in Wichita, Kansas (including that station's three satellites), WIAT in Birmingham, Alabama, WDEF in Chattanooga, Tennessee, and KIMT in Mason City, Iowa, and reported an after-tax gain of $11 million related to these divestitures. The results of these stations, the magazine and their associated Web sites have been presented as discontinued operations for all periods presented.

(d) In 2009 and 2008, the Company recorded non-cash, pretax impairment charges totaling $84 million and $912 million related primarily to its intangible assets.

Item 6. Selected Financial Data

Certain of the following data was compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements (Item 8 of this Form 10-K) and Management's Discussion and Analysis (Item 7 of this Form 10-K).

(In thousands, except per share amounts)	**2009**	2008	2007	2006	2005
Summary of Operations					
Operating revenues [(a) (c)]	**$ 657,612**	$ 797,375	$ 896,293	$ 929,216	$ 824,294
Income (loss) from continuing operations [(b) (c) (d)]	**$ (44,793)**	$ (623,255)	$ 9,235	$ 62,136	$ 77,991
Net income (loss) [(b) (c) (d)]	**$ (35,765)**	$ (631,854)	$ 10,687	$ 79,042	$ (243,042)
Per Share Data: [(a) (b) (c) (d)]					
Income (loss) from continuing operations	**$ (2.01)**	$ (28.21)	$ 0.39	$ 2.56	$ 3.30
Income (loss) from discontinued operations	**0.40**	(0.39)	0.06	0.72	0.19
Cumulative effect of change in accounting principle	**-**	-	-	-	(13.83)
Net income (loss)	**$ (1.61)**	$ (28.60)	$ 0.45	$ 3.28	$ (10.34)
Per Share Data – assuming dilution: [(a) (b) (c) (d)]					
Income (loss) from continuing operations	**$ (2.01)**	$ (28.21)	$ 0.39	$ 2.56	$ 3.28
Income (loss) from discontinued operations	**0.40**	(0.39)	0.06	0.72	0.19
Cumulative effect of change in accounting principle	**-**	-	-	-	(13.76)
Net income (loss)	**$ (1.61)**	$ (28.60)	$ 0.45	$ 3.28	$ (10.29)
Other Financial Data:					
Total assets [(a) (d)]	**$ 1,236,048**	$ 1,334,252	$ 2,471,066	$ 2,505,228	$ 1,975,354
Working capital (excluding discontinued assets and liabilities) [(a) (c)]	**106,483**	32,544	72,099	65,684	61,041
Capital expenditures	**18,453**	31,517	78,142	93,896	74,424
Total debt	**711,909**	730,049	897,572	916,320	485,304
Cash dividends per share	**-**	0.81	0.92	0.88	0.84

(a) In the third quarter of 2006, the Company acquired WNCN in Raleigh, North Carolina, WCMH in Columbus, Ohio, WJAR in Providence, Rhode Island, and WVTM in Birmingham, Alabama.

(b) Includes the recognition in the first quarter of 2005 of a charge, related to using the direct method to revalue FCC licenses, of $325.5 million (net of a tax benefit of $190.7 million) as the cumulative effect of a change in accounting principle resulting from applying goodwill accounting.

(c) In 2009, the Company sold a small magazine in the Virginia/Tennessee market and completed the sale of WCWJ in Jacksonville, Florida (which was the last of five television stations being held for resale). In 2008, the Company completed the sales of WTVQ in Lexington, Kentucky, WMBB in Panama City, Florida, KALB/NALB in Alexandria, Louisiana, and WNEG in Toccoa, Georgia. In 2009, 2008 and 2007, the Company recorded an after-tax gain of $8.9 million, an after-tax loss of $11.3 million, and an after-tax loss of $2 million, respectively, related to these divestitures. In 2006, the Company sold KWCH in Wichita, Kansas (including that station's three satellites), WIAT in Birmingham, Alabama, WDEF in Chattanooga, Tennessee, and KIMT in Mason City, Iowa, and reported an after-tax gain of $11 million related to these divestitures. The results of these stations, the magazine and their associated Web sites have been presented as discontinued operations for all periods presented.

(d) In 2009 and 2008, the Company recorded non-cash, pretax impairment charges totaling $84 million and $912 million related primarily to its intangible assets.

could differ from accounting estimates, the Company's most critical accounting estimates and assumptions are in the following areas:

Intangible assets

The Company reviews the carrying values of both goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing discounted cash flow models and market-based models. The preparation of discounted cash flow models requires significant management judgment with respect to revenue growth, compensation levels, newsprint prices, discount rates and market trading multiples for broadcast and newspaper assets. The preparation of market-based models requires the collection of estimated peer company data as to revenues and EBITDA, as well as an assessment of enterprise values by looking at stock prices and debt levels. These key assumptions for both the discounted cash flow and market-based models work in concert with one another. Changes to one variable may necessitate changes to other variables.

As a result of a third-quarter 2009 impairment test, there was a partial write-off of goodwill at three reporting units within the Mid-South Market, one reporting unit within the Ohio/Rhode Island Market, one reporting unit within the Virginia/Tennessee Market and one reporting unit within the North Carolina Market. All six of these reporting units are at risk of failing future goodwill tests because the fair value and carrying value were within close proximity as of the end of the third quarter of 2009. Additionally, one reporting unit within the Mid-South Market and one reporting unit within the North Carolina Market passed the third quarter of 2009 goodwill impairment test but are at risk of failing in the future as the fair value of these reporting units exceeded their carrying value by less than 5% as of September 27, 2009. In aggregate, there are four reporting units at risk within the Mid-South Market with approximately $63 million of allocated goodwill, one reporting unit at risk within the Ohio/Rhode Island Market with approximately $61 million of allocated goodwill, two reporting units at risk within the North Carolina Market with approximately $12 million of allocated goodwill, and one reporting unit at risk within the Virginia/Tennessee Market with approximately $5 million of allocated goodwill. The key assumptions for all reporting units with at-risk goodwill include those relating to revenue growth, compensation levels, newsprint prices, discount rates and market trading multiples for broadcast and newspaper assets.

Since the estimated fair values that arise in both the discounted cash flow and market-based models are subject to change based on the Company's performance and stock prices, peer company performance and stock prices, overall market conditions, and the state of the credit markets, future impairment charges are possible.

Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company's pension and other postretirement plans requires the use of assumptions. The actuarial assumptions used in the Company's pension and postretirement reporting are reviewed annually with independent actuaries and are compared with external benchmarks, historical trends, and the Company's own experience to determine that its assumptions are reasonable. The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Expected return on plan assets
- Salary growth
- Mortality rates
- Health care cost trends
- Retirement rates
- Expected contributions

A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2009 of approximately $3 million. A one percentage-point change in the discount rate would have raised or lowered the plans' 2009 expense by less than $2 million and would have changed the plans' projected obligations by approximately $45 to $50 million as of the end of 2009. Effective for fiscal 2007, the Company redesigned its defined benefit and defined contribution retirement plans and also added certain new employee benefit programs. The changes included: freezing the service accrual in the defined benefit retirement plan for existing employees, closing this plan to new employees, increasing the maximum company match in the 401(k) defined contribution plan to 5% from 4% of an employee's earnings (the entire match was suspended effective April 1, 2009), adding a profit-sharing feature to the 401(k) plan, and establishing new retiree medical savings accounts. In 2009, the Company took the final steps to fully freeze all benefits under its retirement plans. The Company took these steps to reduce the costs and volatility of future pension expense and contributions.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers' compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $20 million at December 27, 2009) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company's eventual cost differing from this estimate.

Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of these audits. The Company adopted an accounting standard related to uncertain tax positions in the first quarter of 2007. This standard requires that income tax positions recognized in an entity's tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. If subsequent information becomes available that changes the more-likely-than-not assessment of either a previously unrecognized or recognized tax benefit, the corresponding tax benefit or expense would be recorded in the period in which the information becomes available.

The Company records income tax expense using the liability method, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company evaluates the need for a valuation allowance for deferred tax assets. The Company ordinarily bases its estimate of deferred tax assets and liabilities on current tax laws and rates as well as expected future income. However, the Company was in a net deferred tax asset position at the end of both 2009 and 2008 and, although the Company fully expects to utilize the underlying tax benefits, it could not assume future taxable income due to a cumulative book loss in recent years (the direct result of non-cash intangible asset impairment charges). The Company therefore established a valuation allowance.

Due to the requirements of accounting interpretations related to the Company's amortization of intangible assets for income tax purposes, the Company anticipates recording additional deferred tax valuation allowance of $30 million, $25 million and $23 million in 2010, 2011, and 2012, respectively. This additional valuation allowance will be recorded as a non-cash charge to income tax expense. An explanation of this additional valuation allowance as well as a description of the situation and events that would alter it are described more fully in Note 3 of Item 8 of this Form 10-K. Significant changes in enacted federal and state tax laws or in expected future earnings might impact income tax expense and deferred tax assets and liabilities as well as the valuation allowance.

Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries and accountants, that its estimates and assumpcould differ from accounting estimates, the Company's most critical accounting estimates and assumptions are in the following areas:

Intangible assets

The Company reviews the carrying values of both goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing discounted cash flow models and market-based models. The preparation of discounted cash flow models requires significant management judgment with respect to revenue growth, compensation levels, newsprint prices, discount rates and market trading multiples for broadcast and newspaper assets. The preparation of market-based models requires the collection of estimated peer company data as to revenues and EBITDA, as well as an assessment of enterprise values by looking at stock prices and debt levels. These key assumptions for both the discounted cash flow and market-based models work in concert with one another. Changes to one variable may necessitate changes to other variables.

As a result of a third-quarter 2009 impairment test, there was a partial write-off of goodwill at three reporting units within the Mid-South Market, one reporting unit within the Ohio/Rhode Island Market, one reporting unit within the Virginia/Tennessee Market and one reporting unit within the North Carolina Market. All six of these reporting units are at risk of failing future goodwill tests because the fair value and carrying value were within close proximity as of the end of the third quarter of 2009. Additionally, one reporting unit within the Mid-South Market and one reporting unit within the North Carolina Market passed the third quarter of 2009 goodwill impairment test but are at risk of failing in the future as the fair value of these reporting units exceeded their carrying value by less than 5% as of September 27, 2009. In aggregate, there are four reporting units at risk within the Mid-South Market with approximately $63 million of allocated goodwill, one reporting unit at risk within the Ohio/Rhode Island Market with approximately $61 million of allocated goodwill, two reporting units at risk within the North Carolina Market with approximately $12 million of allocated goodwill, and one reporting unit at risk within the Virginia/Tennessee Market with approximately $5 million of allocated goodwill. The key assumptions for all reporting units with at-risk goodwill include those relating to revenue growth, compensation levels, newsprint prices, discount rates and market trading multiples for broadcast and newspaper assets.

Since the estimated fair values that arise in both the discounted cash flow and market-based models are subject to change based on the Company's performance and stock prices, peer company performance and stock prices, overall market conditions, and the state of the credit markets, future impairment charges are possible.

Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company's pension and other postretirement plans requires the use of assumptions. The actuarial assumptions used in the Company's pension and postretirement reporting are reviewed annually with independent actuaries and are compared with external benchmarks, historical trends, and the Company's own experience to determine that its assumptions are reasonable. The assumptions used in developing the required estimates include the following key factors:

- Discount rates
- Expected return on plan assets
- Salary growth
- Mortality rates
- Health care cost trends
- Retirement rates
- Expected contributions

A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2009 of approximately $3 million. A one percentage-point change in the discount rate would have raised or lowered the plans' 2009 expense by less than $2 million and would have changed the plans' projected obligations by approximately $45 to $50 million as of the end of 2009. Effective for fiscal 2007, the Company redesigned its defined benefit and defined contribution retirement plans and also added certain new employee benefit programs. The changes included: freezing the service accrual in the defined benefit retirement plan for existing employees, closing this plan to new employees, increasing the maximum company match in the 401(k) defined contribution plan to 5% from 4% of an employee's earnings (the entire match was suspended effective April 1, 2009), adding a profit-sharing feature to the 401(k) plan, and establishing new retiree medical savings accounts. In 2009, the Company took the final steps to fully freeze all benefits under its retirement plans. The Company took these steps to reduce the costs and volatility of future pension expense and contributions.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers' compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $20 million at December 27, 2009) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company's eventual cost differing from this estimate.

Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of these audits. The Company adopted an accounting standard related to uncertain tax positions in the first quarter of 2007. This standard requires that income tax positions recognized in an entity's tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. If subsequent information becomes available that changes the more-likely-than-not assessment of either a previously unrecognized or recognized tax benefit, the corresponding tax benefit or expense would be recorded in the period in which the information becomes available.

The Company records income tax expense using the liability method, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company evaluates the need for a valuation allowance for deferred tax assets. The Company ordinarily bases its estimate of deferred tax assets and liabilities on current tax laws and rates as well as expected future income. However, the Company was in a net deferred tax asset position at the end of both 2009 and 2008 and, although the Company fully expects to utilize the underlying tax benefits, it could not assume future taxable income due to a cumulative book loss in recent years (the direct result of non-cash intangible asset impairment charges). The Company therefore established a valuation allowance.

Due to the requirements of accounting interpretations related to the Company's amortization of intangible assets for income tax purposes, the Company anticipates recording additional deferred tax valuation allowance of $30 million, $25 million and $23 million in 2010, 2011, and 2012, respectively. This additional valuation allowance will be recorded as a non-cash charge to income tax expense. An explanation of this additional valuation allowance as well as a description of the situation and events that would alter it are described more fully in Note 3 of Item 8 of this Form 10-K. Significant changes in enacted federal and state tax laws or in expected future earnings might impact income tax expense and deferred tax assets and liabilities as well as the valuation allowance.

Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries and accountants, that its estimates and assumptions are reasonable and in accordance with GAAP. Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company. Management will continue to discuss key estimates with the Audit Committee of the Board of Directors.

RESULTS OF OPERATIONS

Net income

The Company recorded net losses of $36 million ($1.61 per share) and $632 million ($28.60 per share) in 2009 and 2008, respectively, and net income of $11 million ($.45 per share) in 2007. In order to facilitate a meaningful discussion of comparative results for the last three years, several items merit separate consideration. The Company recorded pretax impairment charges totaling $84 million and $912 million in 2009 and 2008, respectively. Challenging business conditions and the market's perception of the value of media company stocks prompted the Company to perform an interim impairment test as of the end of the second quarter in 2008 that resulted in an impairment charge in that quarter. The Company performed its annual impairment test at the beginning of the fourth quarter of 2008 with no additional impairment indicated. However, business conditions worsened during the fourth quarter, and the market's perception of the value of media company stocks deteriorated further, resulting in an additional impairment at the end of 2008. As 2009 progressed, it became clear that the anticipated economic recovery would be delayed, leading the Company to perform a second-quarter interim impairment test, with no impairment indicated. Several developments in the third quarter of 2009 had relevance for purposes of impairment testing. First, as previously mentioned, the Company changed its structure from one organized by division to one organized primarily by geographic market. At the same time, the Company reallocated goodwill in accordance with this new market structure. Second, the market's perception of the value of media stocks rose considerably, which contributed to an increase of approximately $50 million in the estimated total fair value of all of the Company's reporting units. Third, there were signs of the economy bottoming out. However, continued lackluster consumer spending in the third quarter of 2009 resulted in further advertising revenue erosion, and the Company's expectation regarding a recovery in ad spending was delayed. These factors, together with the more granular testing required by accounting standards as a result of the Company's new reporting structure, resulted in a third-quarter 2009 impairment charge. For additional information regarding these impairment charges, see the Note 2 in Item 8 of this Form 10-K.

As previously mentioned, the Company completed the sale of a fifth and final held-for-sale television station as well as a small business magazine in 2009; the first four television stations were sold in 2008. The Company recorded an after-tax gain of $8.9 million in 2009, an after-tax loss of $11.3 million in 2008, and an after-tax loss of $2 million in 2007 related to these divestitures. Results of the sold television stations (and their related Web sites) and the business magazine have been reported as discontinued operations for all years presented. See Note 4 of Item 8 in this Form 10-K for a detailed discussion of the Company's acquisitions and divestitures.

The Company also consummated the sale of SP Newsprint Company (SPNC) in the second quarter of 2008 and increased the year-end, pretax, sale-related costs and write-downs it originally recorded in 2007 of approximately $15 million by another $1.6 million in 2008 based on the estimated value of certain post-closing items. In 2009, a small adverse adjustment related to working capital was recognized as was a small favorable resolution of a retained liability for an income tax dispute at SPNC. The total pretax impact of the SP Newsprint operations was income of $.7 million in 2009 and losses of $1.6 million and $31 million in 2008 and 2007, respectively. See Note 9 in Item 8 of this Form 10-K for a more complete discussion of the SPNC sale. The remainder of this discussion focuses only on results from continuing operations.

In an effort to better align its costs with the soft current business environment, the Company implemented various cost-reduction plans, which included voluntary and non-voluntary separation programs. These workforce reductions were in response to a general economic downturn, and particularly to the deep housing-induced recession in the Florida market. Full-time equivalent employees were reduced by approximately 1,000 employees at the close of 2008, and by an additional 900 employees by the close of 2009 (to approximately 4,700 employees). As the Company trimmed its workforce, severance costs of $6.6 million, $10.9 million, and $3 million were included in operating expenses for 2009, 2008, and 2007, respectively.

The Company had a loss from continuing operations of $45 million in 2009 as compared to a loss of $623 million in 2008; excluding the after-tax effect of impairment charges in both periods, 2009 produced income from continuing operations of $6.6 million, and 2008 resulted in a loss from continuing operations of $8.1 million. A significant aspect of this year-over-year improvement was a 19% decrease in operating expenses, which more than offset an 18% decrease in revenues. Revenues suffered declines in all advertising categories and across all markets, with the exception of Subscription/Content/Circulation revenues, which was the only category to show meaningful advancement due to higher subscription rates and expanded cable retransmission revenues. Sizeable cost savings were achieved through a combination of factors including: a mandatory employee furlough program, suspension of the company match on the 401(k) plan, and lower employee counts, all of which led to reduced compensation costs; a 48% decline in intangibles amortization expense (due to the impairment write-downs of network affiliation agreement intangibles); and decreased newsprint expense. Additionally, various gains played a role in year-over-year comparisons such as: a $2 million curtailment gain in 2009 associated with a final freeze on retirement plans; a $.7 million net gain in 2009 due primarily to a favorable tax ruling in connection with a retained liability from the 2008 sale of SPNC as compared to a $1.6 million loss in 2008; $2.6 million of gains in 2009 due to the Sprint/Nextel broadcast equipment conversion, as compared to a $5.2 million gain in 2008; and a $1.9 million gain in 2009 associated with an insurance recovery, as compared to a $3.3 million gain for a separate event in 2008. These latter items are discussed more fully in Note 11 of Item 8 of this Form 10-K.

Excluding the after-tax impairment charge in 2008, the Company recorded a loss from continuing operations of $8.1 million in 2008 as compared to income from continuing operations of $9.2 million in 2007. The largest factor impacting these results was a $99 million (11%) decrease in revenues. Mitigating the significant drop in revenues were cost containment efforts put in place beginning in the Florida Market in 2007 and continuing throughout the rest of the geographic markets in 2008. These cost containment efforts resulted in a $38 million (4.8%) decrease in operating costs (which excluded the 2008 impairment charges, but included severance costs of $10.9 million and $3 million in 2008 and 2007, respectively). In 2007, the Company recorded a $17.6 million pretax gain on an insurance settlement related to a fire at the Company's Richmond printing facility that occurred in the second quarter of that year; an additional $3.3 million pretax gain was recorded in 2008 as the Company identified a more cost-effective method to clean the equipment and remediate the facility than previously anticipated (see Note 11 of Item 8 of this Form 10-K). These gains are included as a reduction to operating costs. Excluding the impact of these gains, the Company reduced operating costs by 6.4% in 2008. Partially offsetting the downturn in year-over-year operating results were: a 27% decrease in interest expense in 2008 (due to lower interest rates and decreased average debt levels), a $4.3 million increase in gains associated with the Sprint/Nextel broadcast equipment conversion, a $3.3 million reduction in intangibles amortization expense due primarily to the write-down of network affiliation assets resulting from the mid-year impairment charge, and lower costs for performance-based incentives. Additionally, the Company recorded a deferred tax valuation allowance in 2008 which had a $7.5 million impact on income tax expense (see the Income Taxes section of this MD&A and Note 3 of Item 8 in this Form 10-K).

Segment Results

As previously mentioned, at the beginning of the third quarter of 2009, the Company shifted from three platform-based divisions to five geographic market segments and a sixth segment that includes the Company's interactive advertising services and certain other operations; collectively, they contain all of the operations that were formerly part of the Publishing, Broadcast and Interactive Media segments. The geographically-managed segments are: Virginia/Tennessee, Florida, Mid-South, North Carolina, and Ohio/Rhode Island.

Geographic Markets

Revenues

As part of this reorganization, revenues have been grouped primarily into five major categories: Local (including the category that was formerly Retail in the Publishing Division), National, Political (which includes Political advertising as was traditionally reported), Classified, and Subscription/Content/Circulation (which includes newspaper circulation, broadcast retransmission revenues, and interactive subscription and content revenues). The following chart summarizes the year-over-year changes in these select revenue categories:

	Year-to-date Change	
	2009 vs 2008	2008 vs 2007
Local	-17.1 %	-9.0 %
National	-17.7 %	-19.6 %
Classified	-32.3 %	-30.3 %
Political	-83.8 %	462.8 %
Subs/Content/Circulation	20.6 %	-12.1 %

While a depressed advertising market played a significant role in lower Local and National advertising revenues, year-over-year comparisons were also directly affected by the 2008 Summer Olympics, which generated more than $12.5 million in advertising in that year. Over the past three years, Local and National revenues were down due to lower general advertising levels in reaction to the weak economy. Classified advertising declined in virtually all markets due to decreases in employment, automotive and real estate advertising. The decline in Classified results would have been more severe had it not been for the Company's relationship with Yahoo! HotJobs, which allowed for higher rates due to the increase in volume brought about by that relationship. In 2009, while the Local advertising category decreased 17% from the prior year, it was responsible for approximately 40% of the overall drop in advertising revenues as compared to 2008; in 2008, Classified advertising was the reason for the largest portion of the revenue decline, particularly in the Florida Market, where it fell 44% in 2008 from the prior-year equivalent period. However, Subscription/Content/Circulation revenues made meaningful progress in 2009 as a rise in cable and satellite retransmission revenues contributed approximately two-thirds of the growth, and an increase in newspaper circulation (the result of higher rates) was responsible for the remainder.

Broadcast political advertising time sales are typically higher in even-numbered years as a result of the national and statewide political races which generate additional advertising dollars. These events, or their absence in a given year, cause a certain cyclicality which is demonstrated in the following graph showing Political advertising as a percentage of total television time sales. Accordingly, 2008 yielded higher Political advertising revenues, which were in sharp contrast to 2009 and 2007. With little deviation from historical trend, Political time sales in 2008 exceeded five and one-half times the prior-year level due to strong spending associated with presidential campaigns, U.S. congressional races, and issue spending in certain states.

Political Advertising Revenues as a Percentage of Total Broadcast Time Sales


Percentage
15
10
5
0
2004
2005
2006
2007
2008
2009

Revenues in the Virginia/Tennessee Market fell $33 million (14% and 13%, respectively) in 2009 and 2008 compared to the prior years. In 2009 and 2008, Local and Classified advertising fell by approximately $35 million and $32 million, respectively, and were the largest contributors to the year-over-year declines as the recession-induced environment continued to take its toll. Partially offsetting weak advertising revenues were strong Subscription/Content/Circulation revenues in 2009, which showed solid growth due to both rate increases across all newspapers and to strong broadcast retransmission revenues. Improved Political advertising and subscription revenue in 2008 were largely offset by decreased National advertising.

Revenues in the Florida Market were down approximately 21% in both 2009 and 2008 from the equivalent prior-year periods. These decreases represented approximately one-third of the total consolidated revenue decline in 2009 and over half of the total consolidated revenue decline in 2008, reflecting the significantly weakened advertising environment across all sources of advertising dollars. Only Political advertising revenues in 2008 slightly mitigated this trend with a $5.6 million improvement year-over-year due to strong spending associated with the presidential campaigns, U.S. congressional races, and issue spending.

Revenues in the Mid-South Market fell $26 million (15%) and $8.7 million (4.8%) in 2009 and 2008, respectively, compared to prior years. Up until 2009, the Mid-South Market and North Carolina Market had been somewhat insulated from the recession that had hit the Company's other markets. In 2009, Local advertising was down farthest from the prior-year levels with decreased National and Political revenues comprising the majority of the remaining shortfall. With 11 of the Company's 18 network-affiliated television stations, the Mid-South Market is significantly influenced by Political advertising. Political advertising declined more than $10 million in 2009's off-election year as compared to 2008; predictably, Political revenues improved (up $6.7 million) in 2008 from 2007 with a strong election year and had the effect of partially offsetting the decline in Local and National advertising due to weakness in the automotive advertising category. Following the trend, strong Subscription/Content/Circulation revenues partially offset the other revenue shortfalls in 2009.

Revenues in the North Carolina Market decreased $27 million (25%) and $4.9 million (4.5%) in 2009 and 2008, respectively, from the comparable periods in 2008 and 2007. While both years suffered declines in Local, Classified and National ad revenues because of advertiser cutbacks, the magnitude of the declines in these categories was much more amplified in 2009. In 2009, the North Carolina Market's decrease in Local, National and Classified advertising was further exacerbated by a $6.7 million decrease in Political advertising revenues from the segment's two broadcast stations as compared to a $7 million improvement in Political time sales in 2008 over 2007. Additionally, Subscription/Content/Circulation revenues showed progressive improvement in 2009 and 2008 on increased cable and satellite retransmission revenues.

Revenues in the Ohio/Rhode Island Market decreased $12 million (20%) in 2009 from the prior year, but improved $2.3 million (3.9%) in 2008 compared to 2007. This is the Company's only geographic market which does not include any newspaper operations and is consequently less influenced by Classified advertising, but more affected by the ebb and flow of Political and Olympics revenues in corresponding odd and even-numbered years; consequently, this was the only geographic market to show year-over-year revenue improvement in either of the past two years. In 2008, Political advertising improved $10 million which more than offset the weak economy induced decreases in Local and National advertising. Subscription/Content/Circulation revenues showed progressive improvement in 2009 and 2008 due to increases in retransmission fees.

Operating Expenses

The Company has reacted to the challenging advertising environment by reducing costs across all markets while achieving greater efficiencies and implementing aggressive actions to better align expenses with current economic opportunities. In 2008, cost-containment efforts resulted in a 4.8% reduction in operating expense (excluding impairment charges) as compared to 2007; in 2009, the Company further reduced its cost structure, as evidenced by an approximate 19% decline in operating expenses (excluding impairment charges). Instrumental in aligning expenses with the prevailing economic environment were workforce reductions across the entire Company which resulted in an approximate 29% decrease in full-time equivalent employees from the end of 2007 to the end of 2009. As discussed previously, the Company's results included pretax severance costs of $6.6 million, $10.9 million, and $3 million in 2009, 2008, and 2007, respectively, as the result of workforce reductions at most operations. Excluding the aforementioned severance costs, total employee compensation expense decreased a substantial 21% and 6.7% in 2009 and 2008 from the prior years due to the combination of several factors, including: lower employee counts, the elimination of positions at most locations, lower commissions, the consolidation of certain production facilities, the absence of profit sharing expense in 2008, and mandatory unpaid furlough days in 2009. Newsprint expense fell 37% in 2009 from the prior year due to a 32% reduction in consumption because of lower advertising linage, decreased circulation volumes, and concerted conservation efforts (including savings from the Company's newspapers web-width conversions to 44-inch web format), as well as a 7.3% decrease in average cost per ton. Newsprint costs were down 10% in 2008 as compared to 2007 as the result of a 21% decline in consumption (a result of newspaper redesigns, lower advertising and subscription volumes and conservation efforts), partially offset by a 13% increase in cost per ton. Additional savings were derived in the areas of circulation, advertising sales and promotion across most markets.

Operating expenses in the Virginia/Tennessee Market decreased $32 million (17%) in 2009 and $12 million (5.7%) in 2008 from the prior years. Consistent with the overall trend, lower employee compensation costs made up the largest portion of the operating expense decrease. Compensation costs decreased $17 million (19%) and $6 million (6.2%) in 2009 and 2008, respectively. Additionally, reductions in newsprint costs of $6.8 million and $1.9 million in 2009 and 2008, respectively, were responsible for a substantial part of the remaining decrease.

In an effort to respond to the economic challenges in the Florida Market, operating expenses shrank by $49 million (24%) in 2009 and $20 million (9%) in 2008, which represented over half of the Company's operating expense reductions in 2008. Compensation expense fell by 29% in 2009 and 9% in 2008. Newsprint costs decreased $8.3 million and $3.8 million in 2009 and 2008, respectively. In addition to the areas of expense reduction already discussed, the Florida Market further reduced departmental costs approximately $6 million to $7 million in 2009 and 2008 due to concerted cost reductions, elimination, and postponement efforts across all areas of operations, particularly circulation and distribution costs.

Operating expenses in the Mid-South Market decreased $22 million (15%) in 2009 and $3.4 million (2.3%) in 2008 as compared to the prior year. As previously mentioned, the Mid-South and North Carolina Markets were fortunate that, up until 2009, the full impact of the recession was not felt in their markets. However, as the effects of the soft economy encroached upon them, they reacted swiftly and reduced costs. In 2009, 60% of the reduced costs in the Mid-South Market were attributable to lower compensation cost, with the majority of the remainder coming from intensive efforts to reduce departmental spending in all areas. In 2008, cost reductions were on a much smaller scale than 2009, but nonetheless were achieved in the areas of advertising and promotion expenses, travel and entertainment, marketing and compensation costs (down $1.1 million, or $2.4 million excluding severance costs). This market has a heavier mix of broadcast stations than newspapers and therefore, while newsprint costs were down, they were proportionally less significant to the overall cost savings than in other markets.

Operating expenses decreased $20 million (21%) in 2009 and $2.4 million (2.5%) in 2008 in the North Carolina Market and were consistent with the overall market trend of reduced headcount and lower newsprint costs. In 2009, lower compensation costs accounted for more than half of the Market's operating expense reduction; lower newsprint costs combined with reduced departmental spending contributed the remaining savings. In 2008, savings were achieved through a focus on driving down discretionary spending for repairs and maintenance, promotional and marketing costs combined with lower newsprint costs and compensation costs (down $.9 million, or $1.4 million excluding severance costs).

Operating expenses in the Ohio/Rhode Island Market decreased $8.9 million (18%) in 2009 and $1.3 million (2.6%) in 2008 compared to the prior year due primarily to lower compensation costs, which were down $5.7 million in 2009 and $.3 million in 2008 (or $1.3 million in 2008 excluding severance costs). Additional expense reductions were achieved in departmental spending in the areas of marketing and promotion. Newsprint was not a factor as the Company does not operate any newspapers in the Ohio/Rhode Island Market.

Advertising Services & Other

Advertising Services & Other primarily includes:

- Blockdot - a leading advergaming business;
- *Dealtaker.com* - an online social shopping portal that was acquired at the beginning of the second quarter of 2008;
- NetInformer - a leading provider of mobile advertising and marketing services purchased in the fourth quarter of 2008;
- Production Services - comprised primarily of a provider of broadcast equipment and studio design services.

Revenues in the Advertising Services & Other segment in 2009 were essentially even with the 2008 level, however, components within that Market showed significant fluctuations. *Dealtaker.com* grew its revenues by more than 65% (in part because the Company had only nine months of ownership in 2008), reflecting increased traffic and visitors buying from merchant sites. Conversely, Production Services' revenues declined 34% as installation and service sales struggled to meet prior-year levels.

Revenues in the Advertising Services & Other segment decreased $7.8 million in 2008 compared to 2007 as the result of two factors. First, sales in Production Services fell 48% as the digital conversion to broadcast high definition was substantially completed at the end of 2007. Second, revenues at Blockdot were down $2.4 million as the pace of advergaming sales was adversely affected by the sluggish economy. These reductions were offset, in part, by the acquisition at the beginning of the second quarter of 2008 of *DealTaker.com*, which generated revenues of $5.7 million in 2008.

Operating costs were down 12% in 2009 and 29% in 2008 due primarily to lower compensation costs. Additionally, lower cost of goods sold was in line with the previously mentioned reduced volume of work at Production Services.

Operating Profit (Loss)

The following chart shows the change in operating profit by market; the year-over-year movement in market operating profit was driven by the underlying fluctuations in revenue and expense as detailed in the previous discussion.

Change in Operating Profit/(Loss)

	2009 versus 2008		2008 versus 2007	
($ in millions)	Amount	Percent	Amount	Percent
Virginia/Tennessee	$ (1.0)	(2.5)	$ (24.1)	(37.2)
Florida	5.7	---	(31.7)	---
Mid-South	(3.8)	(15.2)	(5.3)	(17.5)
North Carolina	(6.9)	(59.5)	(2.6)	(18.0)
Ohio/Rhode Island	(3.4)	(24.5)	3.6	35.5
Advertising Services & Other	3.1	206.7	2.3	---
Eliminations/Disc. Ops	1.1	(100.0)	0.7	36.6
	$ (5.2)	(5.8)	$ (57.1)	(38.8)

In 2009, the North Carolina, Mid-South, and Ohio/Rhode Island Markets contributed the largest portion of the year-over-year operating profit shortfall. While all of these markets were impacted by reduced advertising revenues, particularly Local, the Ohio/Rhode Island and Mid-South Markets were especially hard hit by the absence of Olympics-generated revenues and the virtual absence of Political advertising. Anemic Classified revenues in the North Carolina Market contributed as well. The Virginia/Tennessee Market showed only a small decline as lower revenues were tempered by reduced operating costs. Lower compensation and newsprint costs more than offset reduced revenues in the Florida Market to produce a $5.7 million increase in year-over-year operating profits.

In 2008, the Virginia/Tennessee and Florida Markets were responsible for the majority of the operating profit shortfall from the prior year. Lower operating expenses in these markets were unable to overcome decreased revenues. Both markets were impacted by significantly reduced advertising in their publishing operations as compared to the other geographic markets with significant broadcast stations which benefitted from strong 2008 Political advertising revenue. Advertising Services & Other operating profit benefitted from the second-quarter 2008 acquisition of *DealTaker.com* which produced robust operating profits of $3.9 million.

Interest expense

Interest expense decreased $1.5 million in 2009 from the prior year due to a $70 million decline in average debt levels, partially offset by a 30 basis point increase in the average interest rate to 5.6%.

In the third quarter of 2006, the Company entered into three interest rate swaps (where it pays a fixed rate and receives a floating rate) to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. The interest rate swaps are carried at fair value based on a discounted cash flow analysis (predicated on quoted LIBOR prices) of the estimated amounts the Company would have received or paid to terminate the swaps. These interest rate swaps were cash flow hedges with notional amounts totaling $300 million; swaps with notional amounts of $100 million matured in 2009, and $200 million will mature in 2011. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the Company's bank term loan. These swaps effectively convert the Company's variable rate bank debt to fixed rate debt with a weighted average interest rate approximating 8.4% at December 27, 2009.

Income taxes

The Company's effective tax rate on income (loss) from continuing operations was 39% (on a pretax loss), 32% (on pretax loss) and 24% (on pretax income, including a specific tax benefit) in 2009, 2008 and 2007, respectively. The increase in the 2009 rate reflects a normalized tax rate attributed to a NOL carryback benefit of approximately $25 million as well as the intraperiod tax allocation rules. The relatively low rate in 2008 was due principally to the non-deductible goodwill (which could not be tax benefitted) that was included as a component of the impairment charge in that year. The atypically low rate in 2007 was due to the relatively greater impact that favorable permanent differences (book versus tax) had on that year's reduced pretax income and to a tax benefit of $786 thousand that the Company recognized in 2007 to record the favorable resolution of an outstanding state income tax assessment.

As of December 27, 2009 and December 28, 2008 the Company had a valuation allowance recorded against its net deferred tax asset of $24 million and $48 million, respectively, because cumulative pretax income in recent years was in an overall loss position primarily due to non-cash impairment charges. There was no valuation allowance as of December 30, 2007. The decrease in the net deferred tax balance and corresponding valuation allowance was due principally to the availability of an NOL carryback benefit permitted by recent legislation as well as a sharp reduction in the unfunded pension liability. See Note 3 in Item 8 of this Form 10-K for a complete discussion of the Company's deferred tax asset valuation allowance.

The Company adopted an accounting standard related to the uncertainty in income taxes at the beginning of fiscal 2007 and recognized a $4.9 million net increase in the liability for uncertain tax positions, which was accounted for as a reduction of retained earnings. See Note 3 of Item 8 in this Form 10-K for a complete discussion of the adoption of this standard and the roll-forward of the liability of uncertain tax positions.

Other

The Company has certain plans in place, mainly the Supplemental 401(k) Plan and the Director's Deferred Compensation Plan, which are designed to align the interests of the participants with those of the shareholders. Future fluctuations in the Company's stock price could have a significant effect on the amount of expense recognized. Each $1 change in the Company's stock price as of December 27, 2009 would have affected the Company's pretax income by approximately $.4 million.

LIQUIDITY

Over the past several years the overall economy has been faced with a recession and a credit crisis, both of which have had a direct impact on the Company. The impact of the economy on the Company's operating results has been detailed above, and the credit crisis has made the process of amending and revising the Company's financing structure increasingly difficult. Despite those difficulties, the Company has successfully amended its financing structure three times and successfully met all covenants in those agreements. Subsequent to the end of 2009, the Company put a new financing structure in place that is expected to serve its needs for the next several years. The Company simultaneously amended and extended its bank debt and issued Senior Notes in a private placement. The proceeds from the Senior Notes, which mature in 2017, were used to pay down existing bank credit facilities. At the same time the maturity of the bank facility was extended to March 2013, and the revised operating covenants under the agreements provide additional financial flexibility for the Company. The steps that the Company has taken to lower its debt levels in recent years and to implement the new financing structure should allow the Company the flexibility necessary to operate within the debt covenants at a cost the Company believes to be manageable.

Following the closing of these transactions on February 12, 2010, the Company has in place with its syndicate of banks a $400 million term loan that is fully drawn and a $70 million revolving credit line with $6 million drawn. Also outstanding are 11.75% Senior Notes with a par value of $300 million that were sold at a discount. The amended bank credit facilities mature in March 2013 and bear an interest rate of LIBOR plus a margin (4.73% immediately following closing) based on the Company's leverage ratio, as defined in the agreement. Total debt outstanding was $699 million as of the closing of the transactions. The new agreements have two main financial covenants: a leverage ratio and a fixed charge coverage ratio which involve debt levels, interest expense as well as other fixed charges, and a rolling four-quarter calculation of EBITDA – all as defined in the agreements. These ratios have been amended to reflect the current operating environment and they position the Company to emerge from the current economic downturn. The Company has pledged its cash and assets as well as the stock of its subsidiaries as collateral; the Company's subsidiaries also guarenteed the debt securities of the parent company. Additionally, there are restrictions on the Company's ability to pay dividends (none are allowed in 2010 or 2011), make capital expenditures above certain levels, repurchase its stock, and engage in certain other transactions such as making investments or entering into capital leases above certain preset levels.

From 2007 to 2009, the Company operated under credit facilities with a syndicate of banks that was originally established in 2005. At its peak, availability under these facilities exceeded $1.3 billion. At year end 2009, the Company's debt consisted of a modified revolving credit facility of $575 million ($426 million outstanding) and a term loan of $286 million. Following amendments in late 2007 and 2008, these facilities matured in 2011 and contained leverage and interest coverage ratios. Thus a decline in operating performance adversely affected these ratios. As the wider economy and the Company's performance deteriorated during the 2007 to 2009 period, the Company reduced its operating expenses though a series of increasing cost reduction and elimination efforts, sold its interest in SPNC and certain television stations, and reduced capital expenditures. In late 2008, the Company cut its quarterly dividend in half; in 2009 it indefinitely suspended the dividend. Additional actions in 2009 included suspending the match of the 401(k) plan effective April 1st, freezing benefits under its retirement plans, and implementing an employee furlough program whereby most employees had 15 days of unpaid leave. There have been no management bonuses or profit-sharing payments for employees in recent years.

Since the beginning of 2007, the Company has repaid more than $200 million of debt. It has made acquisitions totaling $26 million, primarily targeting online and Advertising Services companies. It has taken necessary actions (as noted in the preceding paragraph) to remain compliant with all debt covenants. The Company believes that its operating cash flow over the next year together with availability under its new financing structure provides the necessary financial flexibility to manage its working capital and capital expenditure needs while developing new products and revenue streams and maintaining existing ones. The Company currently anticipates its operating results will include higher revenues as the economy continues to improve, particularly at its television stations due to the typical even-year presence of Olympics and Political advertising; digital revenues are also expected to grow. However, interest expense is expected to be approximately $30 million higher in 2010 than in 2009, including certain costs expensed at the closing of the new financing structure, representing a 9.5% all-in rate for the year. Additionally, there are no current plans to re-institute the furlough program, which saved the Company more than $9 million in 2009, and certain other spending that had been postponed or curtailed may be permitted depending on the revenue environment. The Company will continue to monitor its revenues, expense levels, and debt covenants and will adjust its operations and capital expenditures as appropriate to maintain cash flow and ensure compliance with the covenants going forward. The Company's current plans anticipate a modest reduction of debt in 2010.

The Company does not have material off-balance sheet arrangements.

The table that follows shows long-term debt and other specified obligations of the Company as of December 27, 2009:

(In millions)	Payments Due By Periods				
Contractual obligations[1]	Total	2010	2011 2012	2013 2014	2015 and beyond
Long-term debt:[2]					
Revolving credit facility	$ 426.0	$ —	$ 426.0	$ —	$ —
Term loan	285.8	—	285.8	—	—
Operating leases[3]	26.3	6.4	8.8	3.3	7.8
Broadcast film rights[4]	41.0	14.7	23.4	2.6	0.3
Estimated benefit payments from Company assets[5]	64.9	5.2	11.9	13.8	34.0
Purchase obligations[6]	143.3	89.5	42.6	9.7	1.5
Total specified obligations	$ 987.3	$ 115.8	$ 798.5	$ 29.4	$ 43.6

[1] Other than the estimated benefit payments from company assets and broadcast film rights disclosed above and discussed further below, the table excludes items contained in "Other liabilities and deferred credits" on the Consolidated Balance Sheets, primarily because the ultimate timing and amount of these future payments is not determinable. As disclosed in Note 3 of Item 8 of this Form 10-K, the Company had a non-current liability for uncertain tax positions of approximately $8.1 million at December 27, 2009. The Company cannot reasonably estimate the amount or period in which the ultimate settlement of these uncertain tax positions will occur, therefore the contractual obligations table excludes this liability.

[2] The table reflects the Company's long-term debt as of the end of the year and not the new financing structure that the Company entered into February 12, 2010. Since the Company had the legal right to prepay its long-term debt at that time without penalty, no future interest expense was included.

[3] Minimum rental commitments under noncancelable lease terms in excess of one year.

[4] Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.

[5] Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2019 which excludes expected contributions to the qualified pension plan. The Company currently expects to contribute $15 million and $20 million to its qualified pension plan in 2010 and 2011, respectively, which is in excess of the expected minimum funding requirements. A further discussion is included in the paragraph that follows this chart.

[6] Purchase obligations include: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, and 3) significant non-ordinary course contract-based obligations. Purchase obligations exclude the Company's purchase commitment to SPNC for newsprint as the contract is based on market prices which are highly volatile. As indicated in Note 9 of Item 8 of this Form 10-K, the Company is committed to purchase a minimum of approximately 42 thousand tons of newsprint in 2010 and 35 thousand tons of newsprint per year through 2013 from SPNC.

The Company's unfunded obligation under its pension plans improved significantly in 2009 (see Note 8 of Item 8 of this Form 10-K) due to a 24% improvement in the value of plan assets and a 6.5% reduction in the plans' liabilities. The Company made contributions in excess of required minimum contributions of $15 million to its Retirement Plan in 2009 and currently anticipates making $15 million in contributions in 2010 and $20 million in 2011. By making contributions before they are required – as it has in the past – the Company expects to limit the ultimate amount that it will need to contribute. Many factors influence the required funding for the plan including the return on invested assets, funding requirements that are set forth by ERISA in enacting the laws passed by Congress, and the long-term discount rates that are applied to the funds' benefit liabilities. The amounts shown in the preceding table do not reflect plan contributions. If the factors noted above remain unchanged, the Company's required contributions in subsequent years would be of a similar magnitude.

OUTLOOK FOR 2010

The Company believes that 2010 holds the prospect of a gradual improvement in the economy, advertising spending patterns that show signs of firming, and additional revenues which an even-numbered year draws from Political and Olympics advertising dollars. Higher revenues are expected to lead to increased market operating profits; however, increased interest expense and increased income tax expense, both of which were described earlier, will most likely offset much of the operating improvement. However, the new financing structure will provide the Company with greater financial flexibility to pursue its business strategy of further developing its fast-growing digital media business while maintaining strong local broadcast television and newspaper platforms. The Company's flatter and leaner organizational structure strengthens and speeds its ability to react to rapid changes within its business without bias to media platform. This market-based structure enhances the Company's ability to closely connect with existing customers and creates new opportunities to reach non-customers, all of which strengthen its ability to weather the short-term while positioning itself for long-term success.

Non-GAAP Financial Metrics

The Company has presented the following non-GAAP financial metrics in Management's Discussion and Analysis: income (loss) from continuing operations excluding the after-tax effect of impairment charges, operating costs excluding impairment charges, operating costs excluding impairment charges and insurance gains, and employee compensation excluding severance. The Company believes these metrics are useful to shareholders and investors in understanding the Company's financial results due to the outsized impact that severance, impairment, and insurance gains have had on the Company's consolidated statements of operations. Specifically, the Company believes these metrics help investors and shareholders evaluate the effect the Company's cost-cutting initiatives have had on its financial performance. A reconciliation of these non-GAAP financial metrics to amounts on the consolidated statements of operations is included in the charts that follow:

(in thousands, except percentages)		**2009**		2008		2007
Income (loss) from continuing operations	**$**	**(44,793)**	$	(623,255)	$	9,235
Goodwill and other asset impairment		**84,220**		912,020		-
Tax effect of impairment		**(32,846)**		(296,883)		-
Income (loss) from continuing operations excluding the after-tax effect of impairment charges	**$**	**6,581**	$	(8,118)	$	9,235

		2009		2008		2007
Operating costs	**$**	**690,738**	$	1,661,932	$	790,861
Goodwill and other asset impairment (included in operating costs)		**(84,220)**		(908,701)		-
Operating costs excluding impairment charges	**$**	**606,518**	$	753,231	$	790,861
Percentage change from previous year		**(19.5) %**		(4.8) %		

		2008		2007
Operating costs	$	1,661,932	$	790,861
Goodwill and other asset impairment (included in operating costs)		(908,701)		-
Gain on insurance recovery		3,250		17,604
Operating costs excluding impairment charges and insurance gains	$	756,481	$	808,465
Percentage change from previous year		(6.4) %		

		2009		2008		2007
Employee compensation	**$**	**300,439**	$	380,434	$	399,157
Severance expense		**(6,585)**		(10,908)		(2,984)
Discontinued operations severance expense		**(1)**		(83)		(27)
Severance expense adjusted for discontinued operations		**(6,584)**		(10,825)		(2,957)
Employee compensation excluding severance	**$**	**293,855**	$	369,609	$	396,200
Percentage change from previous year		**(20.5) %**		(6.7) %		

* * * * * * *

Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of the Internet, and expectations regarding the effects of its new financing structure, the Yahoo! agreements, newsprint prices, pension and post-retirement plans, general advertising levels and political advertising levels, and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates," "intends," "projects," "plans," "hopes" and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. The reader should understand that it is not possible to predict or identify all risk factors. Consequently, any such list should not be considered a complete statement of all potential risks or uncertainties.

These forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections including, without limitation: changes in advertising demand, changes to pending accounting standards, changes in circulation levels, changes in consumer preferences for programming,, changes in relationships with broadcast networks and lenders, the availability and pricing of newsprint, fluctuations in interest rates, the performance of pension plan assets, health care cost trends, regulatory rulings including those related to ERISA and tax law, natural disasters, and the effects of acquisitions, investments and dispositions, and debt agreements on the Company's results of operations and its financial condition. Actual results may differ materially from those suggested by forward-looking statements for a number of reasons including those described in Item 1A "Risk Factors" of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's market risk is principally associated with interest rates and newsprint costs. The Company is subject to interest rate fluctuations related to debt obligations. These fluctuations are managed by balancing the amount of fixed versus variable-rate borrowings including the use of interest rate swaps as described more fully in Note 5 of Item 8 of this Form 10-K. Based on the variable-rate debt outstanding during 2009, 2008, and 2007, a 50 basis point change in interest rates would have altered pretax interest expense by $2.5 million to $3 million.

Newsprint is a commodity whose price is subject to supply and demand imbalances. With the sale of its interest in SPNC in 2008, the Company is now solely a newsprint consumer. Newsprint expense represented 21% in 2009, and 27% in 2008 and 2007 of the Company's production costs. Focused solely on the number of tons consumed, a $10 change in newsprint prices would have altered the Company's newsprint expense in 2009, 2008, and 2007 by approximately $600 thousand to $1 million.

Item 8. Financial Statements and Supplementary Data

INDEX

On January 28, 2010, the Company issued its consolidated financial statements as of December 27, 2009, and December 28, 2008, and for each of the three years in the period ended December 27, 2009, by posting them to its Web site, *www.mediageneral.com*, in accordance with Securities and Exchange Commission rules. Those financial statements were also included as Exhibit 99.1 of the Form 8-K filed on January 28, 2010.

The Company's subsidiaries guarantee the debt securities of the parent company. Unaudited condensed consolidating balance sheets, statements of operations, and statements of cash flows for the parent company, the Guarantor Subsidiaries, and the non-Guarantor Subsidiaries, which is comprised of certain variable interest entities for which the Company is the primary beneficiary, together with certain eliminations as of December 27, 2009, December 28, 2008, and December 30, 2007, are incorporated by reference to Exhibit 99.10 of Form 8-K filed on January 28, 2010.

Report Of Management On Media General, Inc.'s Internal Control Over Financial Reporting

Management of Media General, Inc., (the Company) has assessed the Company's internal control over financial reporting as of December 27, 2009, based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that as of December 27, 2009, the Company's system of internal control over financial reporting was properly designed and operating effectively based upon the specified criteria.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is comprised of policies, procedures and reports designed to provide reasonable assurance, to the Company's management and board of directors, that the financial reporting and the preparation of financial statements for external purposes has been handled in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) govern records to accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable safeguards against or timely detection of material unauthorized acquisition, use or disposition of the Company's assets.

Internal controls over financial reporting may not prevent or detect all misstatements. Additionally, projections as to the effectiveness of controls to future periods are subject to the risk that controls may not continue to operate at their current effectiveness levels due to changes in personnel or in the Company's operating environment.

January 28, 2010



Marshall N. Morton
President and
Chief Executive Officer



John A. Schauss
Vice President - Finance
and Chief Financial Officer



O. Reid Ashe Jr.
Executive Vice President and
Chief Operating Officer

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders
Media General, Inc.

We have audited Media General, Inc.'s internal control over financial reporting as of December 27, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Media General, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Media General, Inc.'s Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Media General, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 27, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Media General, Inc., as of December 27, 2009, and December 28, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 27, 2009, and our report dated January 28, 2010, expressed an unqualified opinion thereon.

Ernst + Young LLP

Richmond, Virginia
January 28, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 27, 2009, and December 28, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 27, 2009. Our audits also included the financial statement schedule listed in the accompanying index in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 27, 2009, and December 28, 2008, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 27, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Media General, Inc.'s internal control over financial reporting as of December 27, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2010, expressed an unqualified opinion thereon.

Ernst + Young LLP

Richmond, Virginia
January 28, 2010

Consolidated Statements Of Operations

(In thousands, except per share amounts)	Fiscal Years Ended **December 27, 2009**	December 28, 2008	December 30, 2007
Revenues			
Publishing	**$ 357,502**	$ 436,870	$ 524,775
Broadcasting	**258,967**	322,106	336,479
Digital media and other	**41,143**	38,399	35,039
Total revenues	**657,612**	797,375	896,293
Operating costs:			
Employee compensation	**300,439**	380,434	399,157
Production	**154,785**	193,034	211,426
Selling, general and administrative	**94,031**	111,549	124,884
Depreciation and amortization	**59,178**	71,464	72,998
Goodwill and other asset impairment (Note 2)	**84,220**	908,701	-
Gain on insurance recovery	**(1,915)**	(3,250)	(17,604)
Total operating costs	**690,738**	1,661,932	790,861
Operating income (loss)	**(33,126)**	(864,557)	105,432
Other income (expense):			
Interest expense	**(41,978)**	(43,449)	(59,577)
Impairment of and income (loss) on investments	**701**	(4,419)	(34,825)
Other, net	**972**	979	1,126
Total other expense	**(40,305)**	(46,889)	(93,276)
Income (loss) from continuing operations before income taxes	**(73,431)**	(911,446)	12,156
Income tax expense (benefit)	**(28,638)**	(288,191)	2,921
Income (loss) from continuing operations	**(44,793)**	(623,255)	9,235
Discontinued operations:			
Income from discontinued operations (net of income taxes of $2 in 2009, $1,727 in 2008 and $2,207 in 2007)	**155**	2,701	3,452
Net gain (loss) related to divestiture of discontinued operations (net of income taxes of $144 in 2009, and income tax benefit of $5,846 in 2008 and $722 in 2007)	**8,873**	(11,300)	(2,000)
Net income (loss)	**$ (35,765)**	$ (631,854)	$ 10,687
Earnings (loss) per common share:			
Income (loss) from continuing operations	**$ (2.01)**	$ (28.21)	$ 0.39
Income (loss) from discontinued operations	**0.40**	(0.39)	0.06
Net income (loss)	**$ (1.61)**	$ (28.60)	$ 0.45
Earnings (loss) per common share - assuming dilution:			
Income (loss) from continuing operations	**$ (2.01)**	$ (28.21)	$ 0.39
Income (loss) from discontinued operations	**0.40**	(0.39)	0.06
Net income (loss)	**$ (1.61)**	$ (28.60)	$ 0.45

Notes to Consolidated Financial Statements begin on page 32.

Consolidated Balance Sheets

ASSETS

(In thousands, except shares and per share amounts)	**December 27, 2009**	December 28, 2008
Current assets:		
Cash and cash equivalents	**$ 33,232**	$ 7,142
Accounts receivable (less allowance for doubtful accounts 2009 - $5,371; 2008 - $5,961)	**104,405**	102,174
Inventories	**6,632**	12,035
Other	**60,786**	38,849
Assets of discontinued operations	**-**	12,402
Total current assets	**205,055**	172,602
Other assets	**34,177**	41,287
Property, plant and equipment, at cost:		
Land	**37,362**	37,736
Buildings	**308,538**	312,141
Machinery and equipment	**545,050**	540,999
Construction in progress	**4,191**	17,229
Accumulated depreciation	**(473,933)**	(454,478)
Net property, plant and equipment	**421,208**	453,627
FCC licenses and other intangibles - net	**220,591**	245,266
Excess of cost over fair value of net identifiable assets of acquired businesses	**355,017**	421,470
Total assets	**$ 1,236,048**	$ 1,334,252

Notes to Consolidated Financial Statements begin on page 32.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 27, 2009	December 28, 2008
Current liabilities:		
Accounts payable	$ 26,398	$ 41,365
Accrued expenses and other liabilities	72,174	86,291
Liabilities of discontinued operations	-	3,053
Total current liabilities	98,572	130,709
Long-term debt	711,909	730,049
Retirement, post-retirement, and post-employment plans	173,017	251,175
Deferred income taxes	7,233	-
Other liabilities and deferred credits	53,066	67,092
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock ($5 cumulative convertible), par value $5 per share: authorized 5,000,000 shares; none outstanding		
Common stock, par value $5 per share:		
Class A, authorized 75,000,000 shares; issued 22,241,959 and 22,250,130 shares	111,210	111,251
Class B, authorized 600,000 shares; issued 551,881 shares	2,759	2,759
Additional paid-in capital	24,253	21,934
Accumulated other comprehensive loss:		
Unrealized loss on derivative contracts	(9,691)	(17,927)
Pension and postretirement	(108,012)	(170,212)
Retained earnings	171,732	207,422
Total stockholders' equity	192,251	155,227
Total liabilities and stockholders' equity	$ 1,236,048	$ 1,334,252

Notes to Consolidated Financial Statements begin on page 32.

Consolidated Statements Of Stockholders' Equity

(In thousands, except shares and per share amounts)	Class A Shares	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2006	23,556,472	$ 117,782	$ 2,780	$ 55,173	$ (111,248)	$ 872,873	$ 937,360
Net income		-	-	-	-	10,687	10,687
Unrealized loss on equity securities (net of deferred tax benefit of $912)		-	-	-	(1,600)	-	(1,600)
Reclassification of loss included in net income (net of deferred taxes of $1,314)		-	-	-	2,306	-	2,306
Unrealized loss on derivative contracts (net of deferred tax benefit of $1,874)		-	-	-	(3,288)	-	(3,288)
Pension and postretirement (net of deferred taxes of $21,021)		-	-	-	36,553	-	36,553
Comprehensive income							44,658
Uncertain tax position adoption		-	-	-	-	(4,921)	(4,921)
Cash dividends to shareholders ($0.92 per share)		-	-	-	-	(21,156)	(21,156)
Exercise of stock options	14,800	74	-	348	-	-	422
Repurchase of common stock	(1,500,000)	(7,500)	-	(41,216)	-	-	(48,716)
Stock-based compensation		-	-	5,649	-	-	5,649
Income tax benefits relating to stock-based compensation		-	-	110	-	-	110
Other	(15,437)	(77)	-	(351)	-	29	(399)
Balance at December 30, 2007	22,055,835	110,279	2,780	19,713	(77,277)	857,512	913,007
Net loss		-	-	-	-	(631,854)	(631,854)
Unrealized loss on derivative contracts ($0 tax benefit)		-	-	-	(9,510)	-	(9,510)
Pension and postretirement ($0 tax benefit)		-	-	-	(101,352)	-	(101,352)
Comprehensive loss							(742,716)
Cash dividends to shareholders ($0.81 per share)		-	-	-	-	(18,510)	(18,510)
Performance accelerated restricted stock	131,333	657	-	(1,602)	-	274	(671)
Stock-based compensation		-	-	5,756	-	-	5,756
Income tax benefits relating to stock-based compensation		-	-	99	-	-	99
Other	62,962	315	(21)	(2,032)	-	-	(1,738)
Balance at December 28, 2008	22,250,130	111,251	2,759	21,934	(188,139)	207,422	155,227
Net loss		-	-	-	-	(35,765)	(35,765)
Unrealized gain on derivative contracts (net of deferred taxes of $134)		-	-	-	8,236	-	8,236
Pension and postretirement (net of deferred taxes of $1,011)		-	-	-	62,200	-	62,200
Comprehensive income							34,671
Performance accelerated restricted stock	(55,253)	(276)	-	(333)	-	75	(534)
Stock-based compensation		-	-	2,389	-	-	2,389
Other	47,082	235	-	263	-	-	498
Balance at December 27, 2009	**22,241,959**	**$ 111,210**	**$ 2,759**	**$ 24,253**	**$ (117,703)**	**$ 171,732**	**$ 192,251**

Notes to Consolidated Financial Statements begin on page 32.

Consolidated Statements Of Cash Flows

(In thousands)	Fiscal Years Ended		
	December 27, 2009	December 28, 2008	December 30, 2007
Cash flows from operating activities:			
Net income (loss)	**$ (35,765)**	$ (631,854)	$ 10,687
Adjustments to reconcile net income (loss):			
Depreciation	**46,015**	51,591	53,109
Amortization	**13,177**	20,270	25,341
Deferred income taxes	**10,948**	(272,620)	16,289
Uncertain tax positions	**(4,771)**	-	-
Impairment of and (income) loss on investments	**(701)**	4,419	34,825
Goodwill and other asset impairment	**84,220**	908,701	-
Provision for doubtful accounts	**4,087**	7,690	5,929
Insurance proceeds related to repair costs	**374**	-	19,959
Gain on insurance recovery	**(1,915)**	(3,250)	(17,604)
Net (gain) loss related to divestiture of discontinued operations	**(8,873)**	11,300	2,000
Change in assets and liabilities:			
Retirement plan contributions	**(15,000)**	(10,000)	-
Income taxes refundable	**(22,587)**	(15,855)	(17,518)
Intraperiod tax allocation	**(1,145)**	-	-
Company owned life insurance (cash surrender value less policy loans)	**(1,216)**	19,137	(1,110)
Accounts receivable and inventory	**(669)**	20,710	(3,721)
Accounts payable, accrued expenses and other liabilities	**(28,985)**	(14,007)	(6,636)
Other, net	**(3,416)**	2,526	9,279
Net cash provided by operating activities	**33,778**	98,758	130,829
Cash flows from investing activities:			
Capital expenditures	**(18,453)**	(31,517)	(78,142)
Purchases of businesses	**-**	(23,804)	(2,525)
Proceeds from sales of discontinued operations and investments	**17,625**	138,302	-
Insurance proceeds related to machinery and equipment	**3,120**	-	27,841
Distribution from unconsolidated affiliate	**-**	-	5,000
Collection (funding) of note receivable	**5,000**	(5,000)	-
Other, net	**2,991**	5,882	8,245
Net cash provided (used) by investing activities	**10,283**	83,863	(39,581)
Cash flows from financing activities:			
Increase in debt	**215,700**	330,000	570,000
Repayment of debt	**(233,840)**	(497,523)	(588,823)
Stock repurchase	**-**	-	(48,716)
Debt issuance costs	**-**	(4,182)	(1,010)
Cash dividends paid	**-**	(18,510)	(21,156)
Other, net	**169**	522	743
Net cash used by financing activities	**(17,971)**	(189,693)	(88,962)
Net increase (decrease) in cash and cash equivalents	**26,090**	(7,072)	2,286
Cash and cash equivalents at beginning of year	**7,142**	14,214	11,928
Cash and cash equivalents at end of year	**$ 33,232**	$ 7,142	$ 14,214

Notes to Consolidated Financial Statements begin on page 32.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company's fiscal year ends on the last Sunday in December. Results for 2009, 2008 and 2007 are for the 52-week periods ended December 27, 2009, December 28, 2008 and December 30, 2007, respectively. The Company has evaluated events occurring subsequent to December 27, 2009 through January 28, 2010 for recognition and/or disclosure in these consolidated financial statements.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned and certain variable interest entities, from time to time, for which Media General, Inc. is the primary beneficiary (collectively, the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in companies in which the Company has significant influence; generally, this represents investments comprising approximately 20 to 50 percent of the voting stock of companies and certain partnership interests.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company reevaluates its estimates on an ongoing basis. Actual results could differ from those estimates.

Presentation

Certain prior-year financial information has been reclassified to conform with the current year's presentation.

Revenue recognition

The Company's principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. The Company also derives revenues from cable and satellite retransmissions of its broadcast programs, as well as from the sale of broadcast equipment and studio design services. In addition, the Company sells advertising on its newspaper and television Web sites and portals, and derives revenues from other online activities, including an online advergaming development firm and an online shopping portal. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide rebates or discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated rebates and discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires the Company to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volume realized. Subscription revenue is recognized on a prorata basis over the term of the subscription. Amounts received from customers in advance are deferred until earned. Revenues from fixed price contracts (such as studio design services or advergaming development) are recognized under the percentage of completion method, measured by actual cost incurred to date compared to estimated total costs of each contract. Retransmission revenues from cable and satellite are recognized based on average monthly subscriber counts and contractual rates. Commission revenues from the online shopping portal are recognized upon third-party notification of consumer purchase.

Cash and cash equivalents

Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.

Derivatives

Derivatives are recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings. Any difference between the fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in the line item "Other, net" during the period of change. For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the Company's OCI and is reclassified into earnings (interest expense for interest rate swaps and newsprint expense for newsprint swaps) in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company's current earnings during the period of change. Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item "Other assets" or "Other liabilities and deferred credits."

Accounts receivable and concentrations of credit risk

Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States. The Company's trade receivables result from the sale of advertising and content within its operating segments. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables. The Company maintains an allowance for doubtful accounts based on both the aging of accounts at period end and specific reserves for certain customers.

Inventories

Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market using the specific identification method.

Self-insurance

The Company self-insures for certain employee medical and disability income benefits, workers' compensation costs, as well as automobile and general liability claims. The Company's responsibility for workers' compensation and auto and general liability claims is capped at a certain dollar level (generally $100 thousand to $500 thousand depending on claim type). Insurance liabilities are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims. Estimates for projected settlements and incurred but not reported claims are based on development factors, including historical trends and data, provided by a third party.

Broadcast film rights

Broadcast film rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. Program rights and the corresponding contractual obligations are recorded as other assets (based upon the expected use in succeeding years) and as other liabilities (in accordance with the payment terms of the contract) in the Consolidated Balance Sheets when programs become available for use. Generally, program rights of one year or less are amortized using the straight-line method; program rights of longer duration are amortized using an accelerated method based on the expected useful life of the program.

Property and depreciation

Plant and equipment are depreciated, primarily on a straight-line basis, over the estimated useful lives which are generally 40 years for buildings and range from 3 to 30 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Major renovations and improvements and interest cost incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

Intangible and other long-lived assets

Intangible assets consist of goodwill (which is the excess of purchase price over the net identifiable assets of businesses acquired), FCC licenses, network affiliations, subscriber lists, other broadcast intangibles, intellectual property, and trademarks. Indefinite-lived intangible assets are not amortized, but finite-lived intangibles are amortized using the straight-line method over periods ranging from one to 25 years (see Note 2). Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed five to seven years.

When indicators of impairment are present, management evaluates the recoverability of long-lived tangible and finite-lived intangible assets by reviewing current and projected profitability using undiscounted cash flows of such assets. Annually, or more frequently if impairment indicators are present, management evaluates the recoverability of indefinite-lived intangibles using estimated discounted cash flows and market factors to determine fair value.

FCC broadcast licenses are granted for maximum terms of eight years and are subject to renewal upon application to the FCC. The terms of several of the Company's FCC licenses have expired, however the licenses remain in effect until action on the renewal applications has been completed. The Company filed all of its applications for renewal in a timely manner prior to the applicable expiration dates and expects its applications will be approved as the FCC works through its backlog. The Company's network affiliation agreement intangible assets are due for renewal in a weighted-average period of three years. The Company currently expects that it will renew each network affiliation agreement prior to its expiration date. Costs associated with renewing or extending intangible assets are insignificant and are expensed as incurred.

Income taxes

The Company provides for income taxes using the liability method. The provision for, or benefit from, income taxes includes deferred taxes resulting from temporary differences in income for financial statement and tax purposes. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Future realization of deferred income tax assets requires sufficient taxable income. Valuation allowances are established when it is estimated that it is "more likely than not" that the deferred tax asset will not be realized. The evaluation prescribed includes the consideration of all available evidence regarding historical operating results including the estimated timing of future reversals of existing taxable temporary differences, estimated future taxable income exclusive of reversing temporary differences and carryforwards, and potential tax planning strategies which may be employed to prevent an operating loss or tax credit carryforward from expiring unused. Once a valuation allowance is established, it is maintained until a change in factual circumstances gives rise to sufficient income of the appropriate character and timing that will allow a partial or full utilization of the deferred tax asset. Any subsequent change in a valuation allowance due to a change in facts concerning the realizability of the deferred tax asset is reported as an increase or decrease in tax expense in the period in which the event or factual change occurs.

Comprehensive income

The Company's comprehensive income consists of net income, pension and postretirement related adjustments, unrealized gains and losses on certain investments in equity securities (including reclassification adjustments), and changes in the value of derivative contracts as well as the Company's share of Other Comprehensive Income from its investments accounted for under the equity method.

Recent accounting pronouncements

Effective with the Company's 2009 annual financial statements, the Company began providing expanded disclosures related to its postretirement benefit plan assets. In accordance with the FASB's Accounting Standards Codification (ASC) Topic 715, enhanced disclosures included the following: fair values of each major category of plan assets segregated into appropriate levels as required by ASC Topic 820 (Fair Value Measurement), a description of the types of investment funds used, any concentration of risk in plan assets and additional disclosures regarding investment strategy.

Note 2: Intangible Assets and Impairment

In addition to the annual impairment test, which is performed as of the first day of the fourth quarter, the Company has performed several interim impairment tests during 2008 and 2009 and recorded impairment charges in the second and fourth quarters of 2008 and third quarter of 2009. Due to the continuation of challenging business conditions in the second quarter of 2008 and the market's perception of the value of media company stocks at that time, the Company performed an interim impairment assessment as of June 29, 2008. Business conditions worsened during the fourth quarter of that year, and the market's perception of the value of media company stocks deteriorated further resulting in another interim impairment test as of December 28, 2008. As 2009 progressed, it became clear that the anticipated economic recovery would be delayed, leading the Company to perform a second-quarter interim impairment test, with no impairment indicated. Several developments in the third quarter of 2009 had relevance for purposes of impairment testing. First, at the beginning of the quarter the Company changed its structure from one organized by division (media platform) to one organized primarily by geographic market (see Note 6). At the same time, the Company reallocated goodwill in accordance with the new market structure. Second, the market's perception of the value of media stocks rose considerably, which contributed to an increase of approximately $50 million in the estimated fair value of all of the Company's reporting units in total. Third, there were signs of the economy bottoming out. However, continued lackluster consumer spending in the quarter resulted in further ad revenue erosion, and the Company's expectation regarding a recovery in ad spending was delayed into 2010. These factors, together with the more granular testing required by accounting standards as a result of the Company's new reporting structure, resulted in a third-quarter impairment test.

As a result of the testing performed in the third quarter of 2009, the Company recorded non-cash impairment charges related to goodwill totaling approximately $66 million and FCC licenses, network affiliation and other intangibles of approximately $18 million. The pretax charge totaled $84 million and was recorded on the "Goodwill and other asset impairment" line. The associated tax benefit is subject to limitations as discussed more fully in Note 3.

As a result of the testing in 2008, the Company recorded non-cash impairment charges related to goodwill (associated with its publishing operations) of $512 million, FCC licenses of $289 million, network affiliation agreements of $103 million, trade names and other intangibles assets of $2.2 million, and certain investments (whose impairment was other than temporary) and real estate of $5.7 million. The pretax charge totaled $912 million ($615 million after-tax) and was included on the line items "Goodwill and other asset impairment" and "Impairment of and income (loss) on investments" on the Consolidated Statements of Operations.

For impairment tests, the Company compares the carrying value of the reporting unit or asset tested to its estimated fair value. The fair value is determined using the estimated discounted cash flows expected to be generated by the assets along with, where appropriate, market inputs. The determination of fair value requires the use of significant judgment and estimates about assumptions that management believes are appropriate in the circumstances although it is reasonably possible that actual performance will differ from these assumptions. These assumptions include those relating to revenue growth, compensation levels, newsprint prices, discount rates and market trading multiples for broadcast and newspaper assets.

The Company has recorded pretax cumulative impairment losses related to goodwill approximating $685 million through December 27, 2009.

The following table shows the change in the gross carrying amount and the accumulated amortization for intangible assets and goodwill from December 28, 2008 to December 27, 2009, including the current-year impairment write-down:

	December 28, 2008		Change			**December 27, 2009**	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Acquisitions/ Other	Amortization Expense	Impairment Charge[1]	**Gross Carrying Amount**	**Accumulated Amortization**
Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):							
Virginia/Tennessee	$ 55,326	$ 41,130		$ 1,247	$ -	**$ 55,326**	**$ 42,377**
Florida	1,055	1,055		-	-	**1,055**	**1,055**
Mid-South	84,048	57,483		4,287	-	**84,048**	**61,770**
North Carolina	15,347	9,591		504	(3,416)	**11,931**	**10,095**
Ohio/Rhode Island	9,157	4,506		358	-	**9,157**	**4,864**
Advert. Serv. & Other	6,614	2,581		668	-	**6,614**	**3,249**
Total	$ 171,547	$ 116,346		$ 7,064	$ (3,416)	**$ 168,131**	**$ 123,410**
Indefinite-lived intangible assets:							
Goodwill[2]:							
Virginia/Tennessee	$ 104,925		$ -		$ (8,200)	**$ 96,725**	
Florida	43,123		-		-	**43,123**	
Mid-South	137,775		(26)		(19,596)	**118,153**	
North Carolina	43,225		-		(22,329)	**20,896**	
Ohio/Rhode Island	76,576		-		(15,168)	**61,408**	
Advert. Serv. & Other	15,846		(126)		(1,008)	**14,712**	
Total goodwill	421,470		(152)		(66,301)	**355,017**	
FCC licenses							
Virginia/Tennessee	26,211		-		(6,211)	**20,000**	
Mid-South	96,945		-		(3,251)	**93,694**	
North Carolina	28,733		-		(4,733)	**24,000**	
Ohio/Rhode Island	36,004		-		-	**36,004**	
Total FCC licenses	187,893		-		(14,195)	**173,698**	
Other	2,172		-		-	**2,172**	
Total	$ 611,535		$ (152)		$ (80,496)	**$ 530,887**	

[1]Additionally, $308 thousand of certain publishing licenses that were included in Other Assets on the accompanying Consolidated Balance Sheet were written off.

[2]The beginning balance for goodwill by market was based on a fair-value allocation upon adoption of the new structure at the beginning of the third quarter of 2009.

The fair value measurements determined for purposes of performing the Company's impairment tests are considered to be Level 3 under the fair value hierarchy because they required significant unobservable inputs to be developed using estimates and assumptions determined by the Company and reflecting those that a market participant would use. Following the Company's most recent impairment test at the beginning of the fourth quarter, approximately 30% of the Company's goodwill and 45% of its FCC licenses were measured at fair value.

After considering the 2009 impairment charge, intangibles amortization expense is projected to be approximately $6 million in 2010 and 2011, decreasing to $3 million in 2012, and to $2 million in 2013 and 2014.

Note 3: Taxes on Income

The Company's effective tax rate on income (loss) from continuing operations in 2009, 2008, and 2007 was 39%, 32%, and 24%, respectively.

A reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2009	2008	2007
Income taxes computed at federal statutory tax rate	$ (25,701)	$ (319,006)	$ 4,255
Increase (reduction) in income taxes resulting from:			
Impairment writedown of non-deductible goodwill	-	32,956	-
State income taxes, net of federal income tax benefit	(3,102)	(10,687)	513
Increase in deferred tax valuation allowance	6,529	7,527	-
Intraperiod tax allocation	(1,291)	-	-
Change in reserve for uncertain tax positions	(4,771)	-	-
Other	(302)	1,019	(1,847)
Income tax expense (benefit)	$ (28,638)	$ (288,191)	$ 2,921

As of December 28, 2008, the Company established a valuation allowance against its deferred tax assets of $47.6 million. The Company evaluates the recoverability of its deferred tax assets each period by considering whether it is more likely than not that all or a portion of the deferred tax assets will not be realized. Due to the 2008 impairment charges, the Company had a cumulative financial reporting loss (when considering the current and two preceding years) and, therefore, under applicable accounting interpretations, could not consider expectations of future income to utilize the deferred tax assets. Other sources of income, such as income available in a carryback period, future reversal of existing temporary differences, or available tax planning strategies were taken into consideration; however, a valuation allowance was deemed necessary. While the Company has continued to make adjustments throughout 2009 to its deferred tax valuation allowance, these same basic considerations regarding the recoverability of deferred tax assets remained essentially in place. At the end of the 2009, the Company's deferred tax asset valuation allowance stood at $23.9 million. The decrease in the valuation allowance of $23.7 million was due primarily to a decrease in deferred tax assets as a result of the November 2009 change in tax law that now permits a five-year carryback period for the Company's 2009 net operating loss (NOL), which resulted in an income tax benefit of approximately $24.6 million.

With the passage of time, the Company will continue to generate additional deferred tax assets and liabilities related to its amortization of acquired intangible assets for tax purposes (e.g., tax amortization is expected to be approximately $76.9 million in 2010). These long-lived intangible assets are not amortized for financial reporting purposes under accounting standards applicable to accounting for goodwill and other intangible assets. Therefore, the tax amortization in future years will give rise to a temporary difference, and a tax liability (approximately $30 million in 2010), which will only reverse at the time of a further impairment or ultimate sale of the underlying intangible assets. Due to the uncertain timing of this reversal, the temporary difference cannot be considered as a source of future taxable income for purposes of determining a valuation allowance; therefore, the tax liability cannot be used to offset the deferred tax asset related to the NOL carryforward for tax purposes that will be generated by the same amortization. In accounting literature parlance, this "naked credit" (a deferred tax liability that cannot be used to offset deferred tax assets) will give rise to the need for additional valuation allowance.

Thus, the Company anticipates recording additional deferred tax valuation allowance of approximately $30 million, $25 million, and $23 million in 2010, 2011, and 2012, respectively. This additional valuation allowance will be recorded as a non-cash charge to income tax expense.

The anticipated additional income tax expense for 2010, 2011, 2012 would be altered by an event supporting reversal of a portion or all of the Company's valuation allowance. Examples of such an event include:

- Generation of sufficient income to support the realization of the Company's deferred tax assets
- Additional impairment charges or sales of the underlying intangible assets
- The passage of time coupled with the achievement of positive cumulative financial reporting income (generally interpreted in accounting literature as the current and two preceding years)

The Company did not record a significant temporary difference in 2009 related to the tax amortization of intangible assets due to the $84 million impairment charge recognized in the third quarter.

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2009	2008	2007
Federal	$ (29,982)	$ (13,369)	$ (11,303)
State	(4,833)	(2,204)	(2,065)
Current	(34,815)	(15,573)	(13,368)
Federal	4,358	(265,911)	13,432
State	61	(14,234)	2,857
Deferred	4,419	(280,145)	16,289
Valuation allowance	6,529	7,527	-
Change in reserve for uncertain tax positions	(4,771)	-	-
Income tax expense (benefit)	$ (28,638)	$ (288,191)	$ 2,921

Temporary differences, which gave rise to significant components of the Company's deferred tax liabilities and assets at December 27, 2009, and December 28, 2008, are as follows:

(In thousands)	**2009**	2008
Deferred tax liabilities:		
Difference between book and tax bases of intangible assets	**$ 2,986**	$ 7,630
Tax over book depreciation	**69,666**	71,526
Other	**674**	626
Total deferred tax liabilities	**73,326**	79,782
Deferred tax assets:		
Employee benefits	**(29,952)**	(36,688)
Net operating losses	**(7,562)**	(2,107)
Other comprehensive income items	**(58,371)**	(84,355)
Other	**(962)**	(4,270)
Total deferred tax assets	**(96,847)**	(127,420)
Net deferred tax assets	**(23,521)**	(47,638)
Valuation allowance*	**23,891**	47,638
Deferred tax assets included in other current assets	**6,863**	-
Deferred tax liabilities	**$ 7,233**	$ -

*The valuation allowance allocated to current assets was $2.2 million.

The Company paid income taxes of $.1 million, $1.6 million and $6.9 million, respectively, net of refunds in 2009, 2008 and 2007.

The Company adopted an accounting standard related to the uncertainty in income taxes on January 1, 2007 and recognized a net increase of approximately $4.9 million in the liability for uncertain tax positions, which was accounted for as a reduction of retained earnings, as of January 1, 2007. A reconciliation of the beginning and ending balances of the gross liability for uncertain tax positions is as follows:

(In thousands)	
Balance at December 28, 2008	$ 14,971
Additions for tax positions for prior years	665
Reductions for tax positions for prior years	(7,490)
Balance at December 27, 2009	**$ 8,146**

The entire balance of the liability for uncertain tax positions would impact the effective rate (net of related asset for uncertain tax positions) if underlying tax positions were sustained or favorably settled. The Company recognizes interest and penalties accrued related to uncertain tax positions in the provision for income taxes. As of December 27, 2009, the liability for uncertain tax positions included approximately $3.2 million of estimated interest and penalties.

For federal tax purposes, the Company's tax returns have been audited or closed by statute through 2005 and remain subject to audit for years 2006 and beyond. The Company has various state income tax examinations ongoing and at varying stages of completion, but generally its state income tax returns have been audited or closed to audit through 2005.

Note 4: Acquisitions, Dispositions and Discontinued Operations

In 2009, the Company sold a small magazine and its related Web site located in the Virginia/Tennessee Market. It also completed the sale of WCWJ in Jacksonville, Florida, which was the last of five television station divestitures under plans initiated in December 2007. The 2009 divestitures, along with certain post-closing adjustments related to the 2008 sale of the first four television stations, resulted in an after-tax gain of $8.9 million in 2009. In 2008, the Company completed the sale of the above-mentioned TV stations that were classified as held for sale in three transactions: WTVQ in Lexington, Kentucky; WMBB in Panama City, Florida and KALB/NALB in Alexandria, Louisiana; and WNEG in Toccoa, Georgia. The Company recognized gross proceeds of $78 million, including working capital adjustments which have all been settled, and an after-tax loss of $11.3 million in 2008 and $2 million in 2007 related to these divestitures. With the completion of the divestitures of all five stations, the Company generated proceeds of approximately $95 million. Depreciation and amortization of the assets for the five stations sold ceased during the first quarter of 2008.

The gains and losses related to these sales are shown on the face of the Consolidated Statements of Operations on the line "Net gain (loss) related to divestiture of discontinued operations (net of income taxes)." The results of these stations and the magazine, and their associated Web sites, have been presented as discontinued operations in the accompanying Balance Sheets and the Statements of Operations for all periods presented.

Income from discontinued operations in the accompanying Consolidated Statements of Operations for the years ended December 27, 2009, December 28, 2008, and December 30, 2007 included:

(In thousands)	**2009**	2008	2007
Revenues	**$ 4,084**	$ 24,597	$ 41,708
Costs and expenses	**3,927**	20,169	36,049
Income before income taxes	**157**	4,428	5,659
Income taxes	**2**	1,727	2,207
Income from discontinued operations	**$ 155**	$ 2,701	$ 3,452

In 2008, the Company made additions to its Advertising Services operations including: *DealTaker.com*, an online social shopping portal that provides coupons and bargains to its users, and NetInformer, a leading provider of mobile advertising and marketing services. Additionally, the Company purchased a small group of weekly newspapers in South Carolina and *Richmond.com*, a local news and entertainment portal.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 27, 2009, and December 28, 2008, was as follows:

(In thousands)	**2009**	2008
Revolving credit facility	**$ 426,037**	$ 425,000
Bank term loan facility	**285,844**	300,000
Bank lines	**-**	5,000
Capitalized lease	**28**	49
Long-term debt	**$ 711,909**	$ 730,049

The Company has a revolving credit facility as well as a variable bank term loan agreement (together the "Facilities") both of which mature on June 30, 2011. The Company amended its revolving credit facility and its variable bank term loan agreement in the fourth quarter of 2008. The Company's debt covenants require the maintenance of an interest coverage ratio and a leverage ratio, as defined. Pursuant to the 2008 amendment, the maximum leverage ratios increased for the fourth quarter of 2008 and the first quarter of 2009; they subsequently reduced slightly for the first three quarters of 2009 and will also be reduced for the first three quarters of 2010 and will remain at a constant level thereafter. These covenants, which involve debt levels, interest expense, and a rolling four-quarter calculation of EBITDA (a measure of cash earnings as defined in the revolving credit agreement), affected the Company's maximum borrowing capacity allowed by the Facilities (which was approximately $861 million at December 27, 2009). Because the leverage ratio exceeded certain pre-established levels in 2009, the Company was and remains subject to restrictions on dividends, capital spending, indebtedness, capital leases, and investments under the Facilities. The Company pledged its cash, assets, and the capital stock of its subsidiaries as collateral. Interest rates under the Facilities are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from .3% to 3.5% (2.75% at December 27, 2009), determined by the Company's leverage ratio. The Company pays fees (.5% at December 27, 2009) on the entire commitment of the facility at a rate also based on its leverage ratio. As of December 27, 2009, the Company was in compliance with all covenants and expects that the covenants will continue to be met.

Long-term debt maturities during the five years subsequent to December 27, 2009, aggregated $711.9 million and are due in 2011.

In the third quarter of 2006, the Company entered into several interest rate swaps as part of an overall strategy to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These interest rate swaps were designated as cash flow hedges with notional amounts totaling $300 million; swaps with notional amounts of $100 million matured in the third quarter of 2009, and $200 million will mature in 2011. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the Company's Facilities. These swaps effectively convert a portion of the Company's variable rate bank debt to fixed rate debt with a weighted average interest rate approximating 8.4% at December 27, 2009.

The following table includes information about the Company's derivative instruments as of December 27, 2009.

(In thousands)			
Derivatives Designated as Hedging Instruments	Balance Sheet Location	Fair Value	Amount of Pretax Derivative Gain Recognized in 2009 OCI
Interest rate swaps	Other liabilities and deferred credits	$ 14,353	$ 8,370

The table that follows includes information about the carrying values and estimated fair values of the Company's financial instruments at December 27, 2009, and December 28, 2008:

	2009		2008	
(In thousands)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Assets:				
Investments				
Trading	**$ 303**	**$ 303**	$ 243	$ 243
Liabilities:				
Long-term debt:				
Revolving credit facility	**426,037**	**413,771**	425,000	425,000
Bank term loan facility	**285,844**	**277,614**	300,000	300,000
Bank lines	**-**	**-**	5,000	5,000
Interest rate swap agreements	**14,353**	**14,353**	22,723	22,723

Trading securities held by the Supplemental 401(k) plan are carried at fair value and are determined by reference to quoted market prices. The fair value of the long-term debt in the chart above was estimated using discounted cash flow analyses and an estimate of the Company's bank borrowing rate (by reference to publicly traded debt rates as of December 27, 2009) for similar types of borrowings. The interest rate swaps are carried at fair value based on the present value of the estimated cash flows the Company would have received or paid to terminate the swaps; the Company applied a discount rate that is predicated on quoted LIBOR prices and current market spreads for unsecured borrowings. Under the fair value hierarchy, the Company's trading securities fall under Level 1 (quoted prices in active markets), and its interest rate swaps fall under Level 2 (other observable inputs).

Note 6: Business Segments

The Company is a diversified communications company located primarily in the southeastern United States. Effective at the beginning of the third quarter of 2009, the Company changed its management structure, shifting from its three-division structure (Publishing, Broadcast, and Interactive Media) to five geographic segments (Virginia/Tennessee, Florida, Mid-South, North Carolina, Ohio/Rhode Island) along with a sixth segment that includes interactive advertising services and certain other operations. This change was undertaken to more closely connect the Company to its customers and non-customers, to accelerate its Web-first strategy, to speed decision-making, and to create and serve new market opportunities. The Company has reclassified the corresponding items of segment information for prior years to conform with its current structure.

Revenues for the geographic markets include revenues from 18 network-affiliated television stations, three metropolitan newspapers, and 20 community newspapers, all of which have associated Web sites. Additionally, more than 200 specialty publications that include weekly newspapers and niche publications and the Web sites that are associated with many of these specialty publications are included in revenues for the geographic markets. Revenues for the sixth segment, Advertising Services & Other, are generated by three interactive advertising services companies and certain other operations including a broadcast equipment and studio design company.

Management measures segment performance based on profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of acquired intangibles is not allocated to individual segments. Intercompany sales are primarily accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. Certain promotion in the Company's newspapers and television stations on behalf of its online shopping portal are recognized based on incremental cost. The Company's reportable segments are managed separately, largely based on geographic market considerations and a desire to provide services to customers regardless of the media platform or any difference in the method of delivery. In certain instances, operations have been aggregated based on similar economic characteristics. Goodwill balances of $421.5 and $917.5 million for 2008 and 2007, respectively, were included in corporate assets as they were not allocated by market until the adoption of the new structure at the beginning of the third quarter in 2009.

Information by segment is as follows:

(In thousands)	Assets	Capital Expenditures	Revenues	Depreciation and Amortization	Operating Profit (Loss)
2009					
Virginia/Tennessee	**$ 324,528**	**$ 4,813**	**$ 199,290**	**$ (13,807)**	**$ 39,644**
Florida	**152,264**	**930**	**158,232**	**(8,111)**	**4,262**
Mid-South	**387,361**	**4,677**	**145,621**	**(13,426)**	**21,201**
North Carolina	**110,031**	**2,520**	**78,762**	**(6,801)**	**4,719**
Ohio/Rhode Island	**139,479**	**1,527**	**50,613**	**(3,371)**	**10,514**
Advertising Services & Other	**41,618**	**113**	**26,683**	**(884)**	**4,579**
Eliminations	**-**	**-**	**(1,589)**	**2**	**(46)**
					84,873
Unallocated amounts:					
Acquisition intangibles amortization	**-**	**-**	**-**	**(7,064)**	**(7,064)**
Corporate	**80,767**	**3,873**	**-**	**(5,716)**	**(27,067)**
	$ 1,236,048	**$ 18,453**	**$ 657,612**	**$ (59,178)**	
Interest expense					**(41,978)**
Impairment of and income (loss) on investments					**701**
Gain on insurance recovery					**1,915**
Goodwill and other asset impairment					**(84,220)**
Other					**(591)**
Consolidated loss from continuing operations before income taxes					**$ (73,431)**
2008					
Virginia/Tennessee	$ 240,035	$ 10,375	$ 232,465	$ (15,244)	$ 40,609
Florida	110,805	3,641	201,291	(9,905)	(1,467)
Mid-South	277,396	6,442	171,531	(14,836)	24,967
North Carolina	99,989	5,009	105,372	(7,371)	11,642
Ohio/Rhode Island	75,731	623	62,921	(3,869)	13,949
Advertising Services & Other	29,458	220	26,647	(796)	1,495
Eliminations	-	-	(2,852)	10	(1,113)
					90,082
Unallocated amounts:					
Acquisition intangibles amortization	-	-	-	(13,670)	(13,670)
Corporate	488,436	4,698	-	(5,783)	(38,504)
Discontinued operations	12,402	509	-	-	
	$ 1,334,252	$ 31,517	$ 797,375	$ (71,464)	
Interest expense					(43,449)
Impairment of and income (loss) on investments					(4,419)
Gain on insurance recovery					3,250
Goodwill and other asset impairment					(908,701)
Other					3,965
Consolidated loss from continuing operations before income taxes					$ (911,446)

(In thousands)		Assets	Capital Expenditures	Revenues	Depreciation and Amortization	Operating Profit (Loss)
2007						
Virginia/Tennessee	$	246,306	$ 25,196	$ 265,879	$ (13,043)	$ 64,683
Florida		102,195	8,865	253,442	(9,381)	30,299
Mid-South		503,475	18,630	180,236	(15,070)	30,252
North Carolina		179,589	5,829	110,308	(6,574)	14,204
Ohio/Rhode Island		182,665	5,336	60,578	(3,799)	10,294
Advertising Services & Other		29,469	795	34,486	(551)	(840)
Eliminations		-	-	(8,636)	31	(1,755)
						147,137
Unallocated amounts:						
Acquisition intangibles amortization		-	-	-	(17,003)	(17,003)
Corporate		1,120,012	11,460	-	(7,608)	(39,061)
Discontinued operations		107,355	2,031	-	-	
	$	2,471,066	$ 78,142	$ 896,293	$ (72,998)	
Interest expense						(59,577)
Impairment of and income (loss) on investments						(34,825)
Gain on insurance recovery						17,604
Other						(2,119)
Consolidated income from continuing operations before income taxes						$ 12,156

Note 7: Common Stock and Stock Options

Holders of the Class A common stock are entitled to elect 30% of the Board of Directors and, with the holders of Class B common stock, are also entitled to vote on the reservation of shares for stock awards and on certain specified types of major corporate reorganizations or acquisitions. Class B common stock can be converted into Class A common stock on a share-for-share basis at the option of the holder. When a dividend is paid, both classes of common stock receive the same amount per share.

Under the Company's Long-Term Incentive Plan (LTIP), the Company has historically granted stock-based awards to key employees in the form of nonqualified stock options (Non-Qualified Stock Option Plan) and non-vested shares (Performance Accelerated Restricted Stock Plan (PARS)). At the Company's 2006 Annual Meeting, amendments, including one allowing for additional shares to be made available for future awards, were not approved. Consequently, the Company did not grant additional stock options or PARS in 2007. The Company resumed this practice in 2008 after amendments to the LTIP were approved at the 2007 Annual Stockholder Meeting. In the first quarter of 2007, in order to maintain long-term compensation objectives for key employees, the Board adopted the Stock Appreciation Rights (SARs) Plan and approved grants of individual awards thereunder on January 31, 2007.

The LTIP is administered by the Compensation Committee and permits the grant of share options and shares to its employees. At December 27, 2009, a combined 1,308,503 shares remained available for grants of PARS (up to 354,944 shares) and stock options under the LTIP. Grant prices of stock options are equal to the fair market value of the underlying stock on the date of grant. Unless changed by the Compensation Committee, options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment; they generally become exercisable at the rate of one-third each year from the date of grant. For awards granted prior to 2006, the optionee may exercise any option in full in the event of death or disability or upon retirement after at least ten years of service with the Company and after attaining age 55. For awards granted in 2006 and thereafter, the optionee must be 63 years of age, with ten years of service, and must be an employee on December 31 of the year of grant in order to be eligible to exercise an award upon retirement. The Company has options for approximately 53,000 shares outstanding under former plans with slightly different exercise terms.

The Company valued stock options granted in 2009 and 2008 using a binomial lattice valuation method. The volatility factor was estimated based on the Company's historical volatility over the contractual term of the options. The Company also used historical data to derive the option's expected life. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the date of grant. The dividend yield was predicated on the most current annualized dividend payment and the average stock price over the year prior to the grant date. The key assumptions used to value stock options granted in 2009 and 2008 and the resulting grant date fair values are summarized below:

	2009	2008
Risk-free interest rate	**2.30 %**	3.31 %
Dividend yield	**2.00 %**	2.90 %
Volatility factor	**51.10 %**	29.00 %
Expected life (years)	**6.60**	6.50
Exercise price	**$ 2.16**	$ 20.30
Grant date fair value	**$ 0.89**	$ 4.88

The following is a summary of option activity for the year ended December 27, 2009:

(In thousands, except per share amounts)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)*	Aggregate Intrinsic Value
Outstanding - beginning of year	2,223	$ 45.88		
Granted	584	2.16		
Forfeited or expired	(446)	46.18		
Outstanding - end of year	2,361	$ 35.01	6.3	$ 3,194
Outstanding - end of year less estimated forfeitures	2,309	$ 35.63	6.2	$ 2,976
Exercisable - end of year	1,488	$ 50.19	4.8	$ 10

* Excludes 400 options which are exercisable during the lifetime of the optionee and 52,900 options which are exercisable during the continued employment of the optionee and for a three-year period thereafter.

The Company recognized non-cash compensation expense related to stock options of approximately $.9 million ($.6 million after-tax), $3.3 million ($2.1 million after-tax), and $3.4 million ($2.2 million after-tax) for 2009, 2008 and 2007, respectively. As of December 27, 2009, there was $.9 million of total unrecognized compensation cost related to stock options expected to be recognized over a weighted-average period of approximately 1.3 years.

The Company granted 512,600 SARs with an exercise price of $40.01 in the first quarter of 2007. Because SARS are settled in cash, the related compensation expense is variable. Due to the decline in the Company's stock price since the grant date, the cumulative compensation expense related to SARs is not material.

Certain executives are eligible for PARS, which vest over a ten-year period. If certain earnings targets are achieved (as defined in the plan), vesting may accelerate to either a three, five or seven year period. The recipient of PARS must remain employed by the Company during the vesting period. PARS are awarded at the fair value of Class A shares on the date of the grant. All restrictions on PARS granted prior to 2001 have been released. The following is a summary of PARS activity for the year ended December 27, 2009:

(In thousands, except per share amounts)	Shares	Weighted-Average Grant Date Fair Value
Nonvested balance - beginning of year	508	$ 40.42
Restrictions released	(58)	49.48
Forfeited	(35)	35.94
Nonvested balance - end of year	415	$ 39.52

As of the end of 2009, there was $6.8 million of total unrecognized compensation cost related to PARS under the LTIP; that cost is expected to be recognized over a weighted-average period of approximately 6 years. The amount recorded as expense in 2009, 2008 and 2007, was $1.4 million ($.9 million after-tax), $2 million ($1.3 million after-tax), and $1.8 million ($1.5 million after-tax), respectively. During 2009, 58,414 PARS with a fair value of $.1 million had restrictions released upon vesting of the 1999 grant and the retirement of a participant.

The Company has maintained a Supplemental 401(k) Plan (the Plan) for many years which allows certain employees to defer salary and obtain Company match where federal regulations would otherwise limit those amounts. The Company is the primary beneficiary of the variable interest entity that holds the Plan's investments and consolidates the Plan accordingly. With certain 2008 amendments to the Plan, participants will now receive cash payments upon termination of employment, and participants age 55 and above can now choose from a range of investment options including the Company's Class A common stock fund. The Plan's liability to participants ($1.2 million and $.4 million at December 27, 2009 and December 28, 2008, respectively) is adjusted to its fair value each reporting period. The Plan's investments ($.3 million and $.2 million at December 27, 2009 and December 28, 2008, respectively) other than its Class A common stock fund, are considered trading securities, reported as assets, and are adjusted to fair value each reporting period. Investments in the Class A common stock fund are measured at historical cost and are recorded as a reduction of additional paid-in capital. Consequently, fluctuations in the Company's stock price will have an impact on the Company's net income when the liability is adjusted to fair value and the common stock fund remains at historical cost. The Company recognized an expense of $.7 million ($.4 million after-tax) and a benefit of $1.7 million ($1.1 million after-tax) in 2009 and 2008, respectively, under the Plan due to the fluctuations in the Company's stock price. The Company suspended the match on the Plan effective April 1, 2009.

Each member of the Board of Directors that is neither an employee nor a former employee of the Company (an Outside Director) participates in the Directors' Deferred Compensation Plan. The plan provides that each Outside Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Outside Director additionally may elect to receive the balance of his or her compensation in either cash, DSU, or a split between cash and DSU. Other than dividend credits (when dividends are declared), deferred stock units do not entitle Outside Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Outside Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as recording an adjustment for changes in fair value of DSU. The Company recognized an expense of $2.5 million ($1.6 million after-tax) and benefits of $1 million ($.6 million after-tax), and $.5 million ($.3 million after-tax) in 2009, 2008, and 2007, respectively, under the plan due to the fluctuations in the fair value of DSU.

Because both the Supplemental 401(k) Plan and the Director's Deferred Compensation Plan were designed to align the interest of participants with those of shareholders, fluctuations in stock price have an effect on the expense recognized by the Company. Each $1 change in the Company's stock price as of December 27, 2009 would have adjusted the Company's pretax income by approximately $.4 million.

In the second quarter of 2007, the Company entered into an accelerated share repurchase program with an investment bank. Under this program, the investment bank delivered 1.5 million shares of Class A Common Stock to the Company for approximately $57 million ($38.10 per share). Those shares were immediately retired and accounted for as a reduction of stockholders' equity. The share repurchase was funded with borrowings under the Company's existing credit agreements. As part of the transaction, the Company entered into a forward contract with the investment bank. The forward contract was settled in the third quarter of 2007 and included a price adjustment based on the volume weighted-average price of the Company's Class A Common Stock, as defined in the agreement. After this adjustment, the final share repurchase totaled $48.7 million ($32.48 per share).

Note 8: Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees hired before January 1, 2007, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has a retiree medical savings account (established as of the beginning of 2007) which reimburses eligible employees who retire from the Company for certain medical expenses. In addition, the Company has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the "Plans." The measurement date for the Plans is the Company's fiscal year end.

In the second quarter of 2009, the Company amended certain of its plans so that future retirement benefits under the retirement, ERISA Excess and Executive Supplemental Retirement plans will now be based on final average earnings as of May 31, 2009. Service accruals under the retirement and ERISA Excess plans ceased at the beginning of 2007 and the retirement plan was closed to new participants at that time, but benefits had been allowed to grow based on future compensation. In the third quarter of 2009, the Company further amended the Executive Supplemental Retirement Plan so that service provided after January 31, 2010 will not increase a participant's benefit. The two plan amendments in 2009 resulted in a net curtailment gain of $2 million and adjusted Other Comprehensive Income (OCI) by approximately $37 million pretax due to the remeasurement. As a result of these actions, all three plans are effectively frozen. These changes did not affect the benefits of current retirees.

Benefit Obligations

The following table provides a reconciliation of the changes in the Plans' benefit obligations for the years ended December 27, 2009, and December 28, 2008:

	Pension Benefits		Other Benefits	
(In thousands)	**2009**	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 417,555**	$ 408,293	**$ 41,552**	$ 47,748
Service cost	**596**	944	**227**	415
Interest cost	**24,150**	26,125	**2,500**	3,011
Participant contributions	**-**	-	**1,276**	1,454
Plan amendments	**(2,023)**	-	**-**	-
Actuarial (gain) loss	**6,197**	258	**(89)**	(7,008)
Benefit payments, net of subsidy	**(19,600)**	(18,065)	**(5,176)**	(4,068)
Curtailments	**(36,562)**	-	**-**	-
Benefit obligation at end of year	**$ 390,313**	$ 417,555	**$ 40,290**	$ 41,552

The accumulated benefit obligation at the end of 2009 and 2008 was $390 million and $368 million, respectively. The Company's policy is to fund benefits under the supplemental executive retirement, excess, and all postretirement benefits plans as claims and premiums are paid. As of December 27, 2009, and December 28, 2008, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $42.1 million and $48.6 million, respectively.

The Plans' benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Discount rate	**6.10 %**	6.50 %	**6.10 %**	6.50 %
Compensation increase rate	**-**	4.00	**4.00**	4.00

A 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2009 (9.0% for 2008). This rate was assumed to decrease gradually each year to a rate of 5% in 2016 and remain at that level thereafter. These rates have an effect on the amounts reported for the Company's postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company's accumulated postretirement benefit obligation by approximately $800 thousand, and the Company's net periodic cost by less than $60 thousand.

Plan Assets

The following table provides a reconciliation of the changes in the fair value of the Plans' assets for the years ended December 27, 2009, and December 28, 2008:

(In thousands)	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 209,049**	$ 308,408	**$ -**	$ -
Actual return on plan assets	**52,789**	(93,105)	**-**	-
Employer contributions	**16,825**	11,811	**4,288**	2,963
Participant contributions	**-**	-	**1,276**	1,454
Benefit payments	**(19,600)**	(18,065)	**(5,564)**	(4,417)
Fair value of plan assets at end of year	**$ 259,063**	$ 209,049	**$ -**	$ -

Under the fair value hierarchy, the Company's retirement plan assets fall under Level 1 (quoted prices in active markets) and Level II (other observable inputs). The following table provides the fair value by each major category of plan assets at December 27, 2009:

	Level 1	Level 2
U.S. Small/Mid Cap Equity	$ 28,772	$ -
U.S. Large Cap Equity	56,234	35,798
International/Global Equity	11,898	37,331
Fixed Income	64,106	23,072

The asset allocation for the Company's funded retirement plan at the end of 2009 and 2008, and the asset allocation range for 2010, by asset category, are as follows:

Asset Category	Asset allocation Range 2010	Percentage of Plan Assets at Year End 2009	Percentage of Plan Assets at Year End 2008
Equity securities	60% - 75%	**66 %**	64 %
Fixed income securities	25% - 45%	**34 %**	36 %
Total		**100 %**	100 %

As plan sponsor of the funded retirement plan, the Company's investment strategy is to achieve a rate of return on the plan's assets that, over the long-term, will fund the plan's benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan's returns is the asset allocation policy. The Company's investment policy provides absolute ranges (30-50% U.S. large cap equity, 5-17% U.S. small/mid cap equity, 10-30% international/global equity, 25-45% fixed income, and 0-5% cash) for the plan's long-term asset mix. The Company periodically (at least annually) reviews and rebalances the asset mix if necessary. The Company also reviews the plan's overall asset allocation to determine the proper balance of securities by market capitalization, value or growth, U.S., international or global, or the addition of other asset classes.

An investment policy is updated frequently and distributed to the investment managers. Periodically, the Company evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices. The policy contains general guidelines for prohibited transactions such as:

- borrowing of money
- purchase of securities on margin
- short sales
- pledging any securities except loans of securities that are fully-collateralized
- purchase or sale of futures or options for speculation or leverage

Restricted transactions include:

- purchase or sale of commodities, commodity contracts, or illiquid interests in real estate or mortgages
- purchase of illiquid securities such as private placements
- use of various futures and options for hedging or for taking limited risks with a portion of the portfolio's assets

Funded Status

The following table provides a statement of the funded status of the Plans at December 27, 2009, and December 28, 2008:

	Pension Benefits		Other Benefits	
(In thousands)	**2009**	2008	**2009**	2008
Amounts recorded in the balance sheet:				
Current liabilities	**$ (2,119)**	$ (1,735)	**$ (2,957)**	$ (2,652)
Noncurrent liabilities	**(129,131)**	(206,771)	**(37,333)**	(38,900)
Net amount recognized	**$ (131,250)**	$ (208,506)	**$ (40,290)**	$ (41,552)

The following table provides a reconciliation of the Company's accumulated other comprehensive income prior to any deferred tax effects:

	Pension Benefits			Other Benefits		
(In thousands)	Net actuarial loss	Prior service (credit) cost	Total	Net actuarial gain	Prior service (credit) cost	Total
December 28, 2008	$ 209,672	$ (170)	$ 209,502	$ (13,373)	$ 13,548	$ 175
Current year change	(62,097)	170	(61,927)	389	(1,721)	(1,332)
December 27, 2009	**$ 147,575**	**$ -**	**$ 147,575**	**$ (12,984)**	**$ 11,827**	**$ (1,157)**

The Company anticipates recognizing $2 million of actuarial loss and $1.7 million of prior service cost, both of which are currently in accumulated other comprehensive income, as a component of its net periodic cost in 2010. The Company currently anticipates making contributions of $15 million to its Retirement Plan in 2010, although only $6 million of contributions would be required.

Expected Cash Flows

The following table includes amounts that are expected to be contributed to the Plans by the Company and amounts the Company expects to receive in Medicare subsidy payments. It reflects benefit payments that are made from the Plans' assets as well as those made directly from the Company's assets and includes the participants' share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company's best estimate given its current knowledge; actual amounts could be materially different.

(In thousands)	Pension Benefits	Other Benefits	Medicare Subsidy Receipts
Employer Contributions			
2010 (expectation) to participant benefits	$ 17,119	$ 3,046	$ -
Expected Benefit Payments / Receipts			
2010	20,101	3,443	(397)
2011	21,123	3,694	(401)
2012	22,183	3,751	(405)
2013	23,365	4,092	(412)
2014	24,275	4,420	(411)
2015-2019	133,920	20,230	(2,311)

Net Periodic Cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2009, 2008, and 2007:

(In thousands)	Pension Benefits			Other Benefits		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 596**	$ 944	$ 1,096	**$ 227**	$ 415	$ 491
Interest cost	**24,150**	26,125	24,995	**2,500**	3,011	2,943
Expected return on plan assets	**(23,682)**	(25,898)	(24,808)	**-**	-	-
Amortization of prior-service (credit) cost	**(193)**	(53)	(53)	**1,721**	1,721	1,721
Amortization of net loss (gain)	**2,625**	5,525	8,296	**(1,065)**	(377)	(74)
Curtailment gain	**(2,000)**	-	-	**-**	-	-
Net periodic benefit cost	**$ 1,496**	$ 6,643	$ 9,526	**$ 3,383**	$ 4,770	$ 5,081

The net periodic costs for the Company's pension and other benefit plans were determined using the following assumptions:

	Pension Benefits		Other Benefits	
	2009	2008	**2009**	2008
Discount rate*	**6.64 %**	6.50 %	**6.50 %**	6.50 %
Expected return on plan assets	**8.25**	8.50	**-**	-
Compensation increase rate	**4.00**	4.00	**4.00**	4.00

*2009 reflects a blended average discount rate for the initial valuation and two subsequent remeasurements.

The reasonableness of the expected return on the funded retirement plan assets was determined by four separate analyses: 1) review of 10 years of historical data of portfolios with similar asset allocation characteristics done by a third party, 2) analysis of 20 years of historical performance assuming the current portfolio mix and investment manager structure done by a third party, 3) review of the Company's actual portfolio performance over the past 5 years, and 4) projected portfolio performance for 10 years, assuming the plan's asset allocation range, done by a third party. Net periodic costs for 2010 will use a discount rate of 5.75%, and an expected rate of return on plan assets of 8.25%.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 5% of the employee's salary. The Company suspended the match effective April 1, 2009. Eligible account balances may be rolled over from a prior employer's qualified plan. Contributions charged to expense under the plan were $2.4 million, $10.3 million, and $16.4 million (including profit sharing) in 2009, 2008 and 2007, respectively.

Note 9: Investments

In the second quarter of 2008, the Company and its two equal partners completed the sale of SP Newsprint Company (SPNC) to White Birch Paper Company. The sale generated proceeds to the Company of approximately $60 million which were used to reduce debt; associated income taxes approximated $20 million. In the second quarter of 2009, a small adverse adjustment related to working capital was recognized, and in the third quarter of 2009, a small favorable resolution of a retained liability for an income tax dispute at SPNC was recorded.

In the fourth quarter of 2007, the Company recorded a pretax write-down to its investment in SPNC (in addition to the Company's equity in SPNC's net loss) of $10.7 million. In 2008, the Company recorded an additional net loss of $1.6 million based on the estimated fair values of certain post-closing items. These losses were included in the Statement of Operations in the line item "Impairment of and income (loss) on investments."

For the year ended December 30, 2007, SP Newsprint recorded net sales of $572.1 million, a gross loss of $.5 million, and a net loss of $59.9 million; the Company recorded $20 million as its equity share of the net loss of SPNC in 2007.

The Company purchased approximately 48 thousand tons of newsprint from SPNC in 2009 at market prices, which totaled $26 million and approximated 83% of the Company's newsprint needs. In 2008 and 2007, the Company purchased approximately 55 thousand and 58 thousand tons, respectively, of newsprint from SPNC which approximated 63% and 56% of the Company's newsprint needs in each of those years and totaled approximately $31 million and $30 million in 2008 and 2007, respectively. The Company is committed to purchase a minimum of approximately 42 thousand tons of newsprint in 2010 and 35 thousand tons per year through 2013.

In 2008, the Company wrote off its entire remaining investment of $1.9 million (which was included as a part of the Company's pretax impairment charge discussed in Note 2) in a company that produces interactive entertainment including games; the Company recovered $.5 million of its investment in the latter part of 2008. Additionally, the Company carried this investment at fair value and recognized a write-down of $3.6 million in 2007, to reflect the decrease in fair value due to the extended period the stock price of this publicly traded security was below the Company's carrying value.

Note 10: Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations as presented in the Consolidated Statements of Operations:

(In thousands, except per share amounts)	**2009**			2008			2007		
	Loss (Numerator)	**Shares (Denominator)**	**Per Share Amount**	Loss (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS									
Income (loss) from continuing operations	**$ (44,793)**			$ (623,255)			$ 9,235		
Distributed earnings attributable to participating securities	**-**			(504)			(421)		
Income (loss) from continuing operations available to common stockholders	**$ (44,793)**	**22,245**	**$ (2.01)**	$ (623,759)	22,113	$ (28.21)	$ 8,814	22,656	$ 0.39

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next five years the Company is committed to purchase approximately $25 million of program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced, the Company's commitment would expire without obligation.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense from continuing operations amounted to $6.8 million in 2009, $7.9 million in 2008 and $8 million in 2007. Minimum rental commitments for continuing operations under operating leases with noncancelable terms in excess of one year are as follows: 2010 – $6.4 million; 2011 – $5 million; 2012 – $3.8 million; 2013 – $2.1 million; 2014 - $1.2 million; subsequent years – $7.8 million.

Barter transactions

The Company engages in barter transactions primarily with its television air time and recognized revenues of $9.4 million, $10.3 million and $10.2 million in 2009, 2008 and 2007, respectively.

Interest

In 2009, 2008 and 2007, the Company's interest expense related to continuing operations was $42 million (net of $.2 million capitalized), $43.4 million (net of $.2 million capitalized) and $59.6 million (net of $1.4 million capitalized), respectively. Interest paid during 2009, 2008 and 2007, net of amounts capitalized, was $36.3 million, $41.3 million and $58.3 million, respectively.

Other current assets

Other current assets included program rights of $15.4 million at December 27, 2009 and December 28, 2008. Additionally, as of December 27, 2009, the Company had $27.8 million of refundable income taxes primarily as a result of the tax law change discussed in Note 3.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

(In thousands)	**2009**	2008
Payroll and employee benefits	**$ 23,472**	$ 29,280
Unearned revenue	**19,431**	20,837
Program rights	**14,677**	14,876
Other	**14,594**	21,298
Total	**$ 72,174**	$ 86,291

Insurance Recoveries

In the third quarter of 2009, the Company received cash of $3.5 million related to the collapse of a television tower at WSPA in South Carolina following a storm; a portion of that settlement related to clean-up costs of the site. The Company wrote off the net book value of the destroyed tower totaling $1.3 million and recorded a gain of $1.9 million as the insured value of the property exceeded its net book value. In the second quarter of 2007, one of three presses at the Company's *Richmond Times-Dispatch* printing facility caught fire. In the fourth quarter of 2007, the Company reached a settlement with the insurance company and received cash of $47.7 million which covered the damaged press as well as the Company's clean-up and repair costs. A portion of that settlement related to repair and clean-up costs in subsequent years. In 2007, the Company wrote off the net book value of the destroyed equipment totaling $10.2 million and recorded a gain of $17.6 million as the insured value of the property exceeded its net book value. In 2008, the Company identified a more cost-effective method to clean the equipment and remediate the facility than previously anticipated, and consequently, recorded a pretax gain of $3.3 million related to the insurance settlement. Gains in all years were recorded on the Statements of Operations in the line item "Gain on insurance recovery."

Other

The FCC mandated a reallocation of a portion of the broadcast spectrum to others, including Sprint/Nextel. According to the FCC order, broadcasters must surrender their old equipment to prevent interference within a narrowed broadcasting frequency range. In exchange for the relinquished equipment, Sprint/Nextel provided broadcasters with new digital equipment and reimbursed associated out-of-pocket expenses. The Company recorded gains of $2.6 million in 2009, $5.2 million in 2008, and $.9 million in 2007 in the line item "Selling, general and administrative" on the Consolidated Statements of Operations. The Company's television stations have completed the replacement of equipment; the Company does not expect further gains under the program.

Severance

In an effort to better align its costs with current revenue opportunities, the Company implemented cost-reduction plans which included voluntary and non-voluntary separation programs. These workforce reductions were in response to a general economic downturn, and particularly, to the deep housing-induced recession in the Florida market. As the Company reduced its workforce, severance costs of $6.6 million, $10.9 million and $3 million were included in operating expenses for 2009, 2008 and 2007, respectively. Accrued severance costs are included in "Accrued expenses and other liabilities" on the Consolidated Balance Sheet.

Following is a summary of activity in accrued severance for these work-force reductions:

(In thousands)	Virginia/ Tennessee	Florida	Mid-South	North Carolina	Ohio/ Rhode Island	Advertising Services & Other	Corporate	Consolidated
Accrued severance-12/30/2007	$ 9	$ 262	$ -	$ -	$ -	$ 158	$ -	$ 429
Severance expense	1,474	4,939	1,445	712	1,124	301	913	10,908
Severance payments	(613)	(3,679)	(359)	(329)	(217)	(238)	(746)	(6,181)
Accrued severance-12/28/2008	870	1,522	1,086	383	907	221	167	5,156
Severance expense	2,623	2,051	389	688	330	334	170	6,585
Severance payments	(3,368)	(3,573)	(1,462)	(1,060)	(1,237)	(536)	(270)	(11,506)
Accrued severance-12/27/2009	**$ 125**	**$ -**	**$ 13**	**$ 11**	**$ -**	**$ 19**	**$ 67**	**$ 235**

Quarterly Review

(Unaudited, in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Revenues	**$ 159,133**	**$ 163,387**	**$ 158,008**	**$ 177,084**
Operating income (loss)	**(11,562)**	**13,657**	**(67,683)**	**32,462**
Income (loss) from continuing operations	**(21,291)**	**13,312**	**(60,380)**	**23,566**
Income (loss) from discontinued operations	**38**	**156**	**(98)**	**59**
Gain (loss) related to divestiture of discontinued operations	**-**	**7,120**	**(1,984)**	**3,737**
Net income (loss)	**(21,253)**	**20,588**	**(62,462)**	**27,362**
Income (loss) per share from continuing operations	**(0.96)**	**0.57**	**(2.71)**	**1.02**
Income (loss) per share from continuing operations - assuming dilution	**(0.96)**	**0.57**	**(2.71)**	**1.01**
Net income (loss) per share	**(0.96)**	**0.90**	**(2.80)**	**1.19**
Net income (loss) per share - assuming dilution	**(0.96)**	**0.90**	**(2.80)**	**1.18**
2008				
Revenues	$ 193,986	$ 204,252	$ 192,938	$ 206,199
Operating income (loss)	(4,281)	(768,262)	17,833	(109,847)
Income (loss) from continuing operations	(9,771)	(533,490)	5,725	(85,720)
Income from discontinued operations	816	1,278	422	186
Net loss related to divestiture of discontinued operations	(11,300)	-	-	-
Net income (loss)	(20,255)	(532,212)	6,147	(85,534)
Income (loss) per share from continuing operations	(0.45)	(24.18)	0.25	(3.87)
Income (loss) per share from continuing operations - assuming dilution	(0.45)	(24.18)	0.25	(3.87)
Net income (loss) per share	(0.92)	(24.12)	0.27	(3.86)
Net income (loss) per share - assuming dilution	(0.92)	(24.12)	0.27	(3.86)

* The Company performed interim impairment assessments of it identifiable assets that resulted in the following pretax impairment charges: $84 million in the third quarter of 2009, $782 million in the second quarter of 2008, and $130 million in the fourth quarter of 2008.

* In the third quarter of 2009, the Company sold a small magazine and its related Web site in the Virginia/Tennessee Market. In the second quarter of 2009, the Company completed the sale of the last of five televisions stations that was classified as held for sale. In 2008, the Company sold the other four of its five television stations that were classified as held for sale. The Company recorded an after-tax gain of $8.9 million in 2009 and an after-tax loss of $11.3 million in 2008 related to these divestitures. All prior periods have been reclassified to reflect these items as discontinued operations.

Schedule II - Valuation and Qualifying Accounts and Reserves
Fiscal Years Ended December 27, 2009, December 28, 2008, and December 30, 2007

(in thousands)	Balance at beginning of period [a]	Additions charged to expense-net [a]	Additions charged to other comprehensive loss	Deductions net [a]	Other [b]	Balance at end of period [a]
2009						
Allowance for doubtful accounts	$ 5,961	$ 4,093	$ -	$ (4,683)	$ -	$ 5,371
Reserve for subscribers	$ 396	$ 1,052	$ -	$ (961)	$ -	$ 487
Deferred tax asset valuation allowance	$ 47,638	$ 6,529	$ -	$ -	$ (30,276)	$ 23,891
2008						
Allowance for doubtful accounts	$ 5,981	$ 6,685	$ -	$ (7,835)	$ 1,130	$ 5,961
Reserve for subscribers	$ 390	$ 1,093	$ -	$ (1,087)	$ -	$ 396
Deferred tax asset valuation allowance	$ -	$ 7,527	$ 40,111	$ -	$ -	$ 47,638
2007						
Allowance for doubtful accounts	$ 6,422	$ 4,632	$ -	$ (5,104)	$ 31	$ 5,981
Reserve for subscribers	$ 569	$ 1,222	$ -	$ (1,401)	$ -	$ 390

[a] Amounts presented for continuing operations for all periods.

[b] In 2009, the Company's net deferred tax asset valuation allowance was lower due primarily to a decrease in deferred tax assets as a result of the November 2009 change in tax law that permits the Company to carry back its 2009 net operating loss (NOL), as well as because of improvements in its pension and post-retirement plans' funded status. In 2008 and 2007, the increases in the allowance for doubtful accounts are associated with acquisitions of businesses.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, including the chief executive officer and chief financial officer, performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Reports on Internal Control Over Financial Reporting

The Company's attestation report on internal control over financial reporting as of December 27, 2009, and the independent registered public accounting firm's report on internal control over financial reporting as of December 27, 2009, are included in Item 8 of this Form 10-K on pages 24 and 25.

Change in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 27, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. During 2009, the Company completed the installation and integration of a traffic and billing system at three of its largest broadcast stations. This system tracks commercial time slot inventory, and it should improve business processes and expand customer service opportunities. This new system is expected to be rolled out to the Company's remaining broadcast stations over the next six months.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated herein by reference from the Company's definitive proxy statement for the Annual Meeting of Stockholders on April 22, 2010, with respect to directors, executive officers, Code of Business Conduct and Ethics, audit committee, and audit committee financial experts of the Company and Section 16(a) beneficial ownership reporting compliance, except as to certain information regarding executive officers included in Part I of this Form 10-K.

Item 11. Executive Compensation

Incorporated herein by reference from the Company's definitive proxy statement of the Annual Meeting of Stockholders on April 22, 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated herein by reference from the Company's definitive proxy statement of the Annual Meeting of Stockholders on April 22, 2010.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated herein by reference from the Company's definitive proxy statement of the Annual Meeting of Stockholders on April 22, 2010.

Item 14. Principal Accountant Fees and Services

Incorporated herein by reference from the Company's definitive proxy statement of the Annual Meeting of Stockholders on April 22, 2010.

PART IV

Item 15.	Exhibits and Financial Statement Schedules	Form 10-K Page
1	**Financial Statements**	
	As listed in the Index in "Item 8 – Financial Statements and Supplementary Data."	23
2	**Financial Statement Schedules**	
	II - Valuation and qualifying accounts and reserves for the fiscal years ended December 27, 2009, December 28, 2008, and December 30, 2007	49

Financial statements for SPNC, (former unconsolidated affiliate) for each of the three years ended December 30, 2007, incorporated by reference to Item 15 of Form 10-K for the fiscal year ended December 30, 2007.

Schedules other than Schedule II, listed above, are omitted since they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

3 Exhibits

Index to Exhibits

Exhibit Number	Description
3 (i)	Articles of Incorporation of Media General, Inc., amended and restated as of May 28, 2004, incorporated by reference to Exhibit 3(i) of Form 10-Q for the fiscal period ended June 27, 2004.
3 (ii)	Bylaws of Media General, Inc., amended and restated as of February 24, 2009, incorporated by reference to Exhibit 3 (ii) of Form 10-K for the fiscal year ended December 28, 2008.
10.1	Form of Option granted under the 1976 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 2.2 of Registration Statement 2-56905.
10.2	Additional Form of Option to be granted under the 1976 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 3 Registration Statement 2-56905.
10.3	Addendum dated January 1984, to Form of Option granted under the 1976 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 10.13 of Form 10-K for the fiscal year ended December 31, 1983.
10.4	Addendum dated June 19, 1992, to Form of Option granted under the 1976 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 10.15 of Form 10-K for the fiscal year ended December 27, 1992.
10.5	Addendum dated June 19, 1992, to Form of Option granted under the 1987 Non-Qualified Stock Option Plan, incorporated by reference to Exhibit 10.20 of Form 10-K for the fiscal year ended December 27, 1992.
10.6	Shareholders Agreement, dated May 28, 1987, between Mary Tennant Bryan, Florence Bryan Wisner, J. Stewart Bryan III, and as trustees under D. Tennant Bryan Media Trust, and Media General, Inc., D. Tennant Bryan and J. Stewart Bryan III, incorporated by reference to Exhibit 10.50 of Form 10-K for the fiscal year ended December 31, 1987.
10.7	Media General, Inc., Supplemental 401(k) Plan, amended and restated effective January 1, 2008, incorporated by reference to Exhibit 10.01 of Form 8-K filed on February 6, 2008.
10.8	Media General, Inc., Executive Supplemental Retirement Plan, amended and restated effective January 1, 2008, incorporated by reference to Exhibit 10.07 of Form 8-K filed on February 6, 2008.
10.9	Deferred Income Plan for Selected Key Executives of Media General, Inc., and form of Deferred Compensation Agreement thereunder dated as of December 1, 1984, incorporated by reference to Exhibit 10.29 of Form 10-K for the fiscal year ended December 31, 1989.
10.10	Media General, Inc., Management Performance Award Program, adopted November 16, 1990, and effective January 1, 1991, incorporated by reference to Exhibit 10.35 of Form 10-K for the fiscal year ended December 29, 1991.
10.11	Media General, Inc., Deferred Compensation Plan, amended and restated as of January 1, 2008, incorporated by reference to Exhibit 10.04 of Form 8-K filed on February 6, 2008.
10.12	Media General, Inc., ERISA Excess Benefit Plan, amended and restated effective January 1, 2008, incorporated by reference to Exhibit 10.06 of Form 8-K filed on February 6, 2008.
10.13	Media General, Inc., 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007, incorporated by reference to Exhibit 10.13 of Form 10-K for the fiscal year ended December 30, 2007.

10.14	Media General, Inc., 1996 Employee Non-Qualified Stock Option Plan, amended as of December 31, 2001, incorporated by reference to Exhibit 10.14 of Form 10-K for the fiscal year ended December 26, 2004.
10.15	Media General, Inc., 1997 Employee Restricted Stock Plan, amended as of December 31, 2001, incorporated by reference to Exhibit 10.15 of Form 10-K for the fiscal year ended December 26, 2004.
10.16	Media General, Inc., Directors' Deferred Compensation Plan, amended and restated as of November 16, 2001, incorporated by reference to Exhibit 10.16 of Form 10-K for the fiscal year ended December 26, 2004.
10.17	Form of an executive life insurance agreement between the Company and certain executive officers (who were participants on or before November 19, 2007), incorporated by reference to exhibit 10.17 of Form 10-K for the fiscal year ended December 29, 2002.
10.18	Media General, Inc., Executive Automobile Program, incorporated by reference to Exhibit 10.18 of Form 10-K for the fiscal year ended December 26, 2004.
10.19	Media General, Inc., Executive Financial Planning and Income Tax Program, amended and restated effective January 1, 2008, incorporated by reference to Exhibit 10.08 of Form 8-K filed on February 6, 2008.
10.20	Media General, Inc., Executive Health Program adopted November 22, 2004, incorporated by reference to Exhibit 10.20 of Form 10-K for the fiscal year ended December 26, 2004.
10.21	Media General, Inc., Stock Appreciation Rights Plan adopted January 31, 2007, incorporated by reference to Exhibit 10.01 of Form 8-K filed on February 5, 2007.
10.22	Media General, Inc., Form of Stock Appreciation Rights Agreement (select executives) granted under Stock Appreciation Rights Plan, incorporated by reference to Exhibit 10.02 of Form 8-K filed on February 5, 2007.
10.23	Media General, Inc., Form of Stock Appreciation Rights Agreement (other recipients) granted under Stock Appreciation Rights Plan, incorporated by reference to Exhibit 10.03 of Form 8-K filed on February 5, 2007.
10.24	Media General, Inc., Supplemental Profit Sharing Plan, effective as of January 1, 2007, incorporated by reference to Exhibit 10.02 of Form 8-K filed on February 6, 2008.
10.25	Media General, Inc., Retirement Transition Planning Program, effective January 1, 2008, incorporated by reference to Exhibit 10.09 of Form 8-K filed on February 6, 2008.
10.26	Form of an executive life insurance agreement between the Company and certain executive officers (who become participants subsequent to November 19, 2007), incorporated by reference to Exhibit 10.03 of Form 8-K filed on February 6, 2008.
10.27	Amendment to form of Deferred Compensation Agreement dated as of December 1, 1984, incorporated by reference to Exhibit 10.05 of Form 8-K filed on February 6, 2008.
10.28	Amendment to the Media General Inc., Executive Supplemental Retirement Plan dated May 31, 2009, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarterly period ended June 28, 2009.
10.29	Amendment to the Media General Inc., Executive Supplemental Retirement Plan dated September 24, 2009, incorporated by reference to Exhibit 99.1 of Form 8-K filed on September 28, 2009.
10.30	Amendment to the Media General, Inc., ERISA Excess Benefit Plan dated May 31, 2009, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarterly period ended June 28, 2009.
10.31	Amended and Restated Newsprint Purchase Contract dated January 18, 2008, among SP Newsprint Company and Media General Operations Inc., incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarterly period ended March 30, 2008.
10.32	Television affiliation letter agreement, dated April 16, 2001, between Media General Broadcast Group and the NBC Television Network incorporated by reference to Exhibit 10.24 of Form 10-K for the fiscal year ended December 30, 2001.
10.33	Amended and Restated Credit Agreement, dated March 14, 2005, among Media General, Inc., and various lenders, incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 14, 2005.
10.34	First Amendment to Amended and Restated Credit Agreement, dated May 31, 2006, among Media General, Inc., and various lenders, incorporated by reference to Exhibit 10 of Form 8-K filed on June 12, 2006.
10.35	Second Amendment to Amended and Restated Credit Agreement, dated October 19, 2007, and various lenders, incorporated by reference to Exhibit 10.2 of Form 8-K filed on October 22, 2007.
10.36	Third Amendment to the Amended and Restated Credit Agreement, as of December 19, 2008, and various lenders, incorporated by reference to Exhibit 10.2 of Form 8-K filed on December 19, 2008.
10.37	Second Amended and Restated Credit Agreement, dated as of February 12, 2010 among Media General, Inc. Bank of America, N.A., as Administrative Agent and as letter of credit issuer and collateral agent, the lenders party thereto and the other parties thereto, incorporated by reference to Exhibit 10.1 of Form 8-K filed on February 12, 2010.
10.38	Credit Agreement, dated August 8, 2006, among Media General, Inc., and various lenders, incorporated by reference to Exhibit 10 of Form 8-K filed on August 10, 2006.
10.39	First Amendment to Credit Agreement, dated October 18, 2007, and various lenders, incorporated by reference to Exhibit 10.1 of Form 8-K filed on October 22, 2007.
10.40	Second Amendment to Credit Agreement, as of December 19, 2008, among Media General, Inc., and various lenders, incorporated by reference to Exhibit 10.1 of Form 8-K filed on December 19, 2008.

10.41	Indenture, dated as of February 12, 2010, among Media General, Inc., the guarantors party hereto and The Bank of New York Mellon, as Trustee (the "Trustee"). The Form of the 11 ¾% Senior Secured Notes due 2017 is included as Exhibit A to the Indenture, which is incorporated by reference to Exhibit 10.2 of Form 8-K filed on February 12, 2010.
10.42	Registration Rights Agreement, dated as of February 12, 2010, among the Company, the guarantors named herein as issuers, and Banc of America Securities LLC and SunTrust Robinson Humphrey, Inc. for themselves and as Representatives of the Initial Purchasers incorporated by reference to Exhibit 10.3 of Form 8-K filed on February 12, 2010.
21	List of subsidiaries of the registrant.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Ernst & Young LLP, Independent Auditors.
31.1	Section 302 Chief Executive Officer Certification.
31.2	Section 302 Chief Financial Officer Certification.
32	Section 906 Chief Executive Officer and Chief Financial Officer Certification.

Note: Exhibits 10.1-10.30 are management contracts or compensatory plans, contracts or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIA GENERAL, INC.

Date: February 24, 2010

/s/ Marshall N. Morton
Marshall N. Morton, *President and Chief Executive Officer and Director*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Stewart Bryan III J. Stewart Bryan III	Chairman	February 24, 2010
/s/ O. Reid Ashe, Jr. O. Reid Ashe, Jr.	Executive Vice President, Chief Operating Officer and Director	February 24, 2010
/s/ John A. Schauss John A. Schauss	Vice President – Finance and Chief Financial Officer	February 24, 2010
/s/ Stephen Y. Dickinson Stephen Y. Dickinson	Vice President and Chief Accounting Officer	February 24, 2010
/s/ Scott D. Anthony Scott D. Anthony	Director	February 24, 2010
/s/ Diana F. Cantor Diana F. Cantor	Director	February 24, 2010
/s/ Dennis J. Fitzsimons Dennis J. Fitzsimons	Director	February 24, 2010
/s/ Thompson L. Rankin Thompson L. Rankin	Director	February 24, 2010
/s/ Rodney A. Smolla Rodney A. Smolla	Director	February 24, 2010
/s/ Walter E. Williams Walter E. Williams	Director	February 24, 2010
/s/ Coleman Wortham III Coleman Wortham III	Director	February 24, 2010

Subsidiaries of the Registrant

Listed below are the major subsidiaries of the Company, including equity investees, each of which is in the consolidated financial statements of the Company and its Subsidiaries, and the percentage of ownership by the Company (or if indented, by the subsidiary under which it is listed). Subsidiaries omitted from the list would not, if aggregated, constitute a significant subsidiary:

Name of Subsidiary	Jurisdiction of Incorporation	Securities Ownership
Media General Communications, Inc.	Delaware	100%
Media General Operations, Inc.	Delaware	100%
Birmingham Broadcasting Co., Inc.	Delaware	100%
Birmingham Broadcasting (WVTM-TV), LLC	Delaware	100%
Blockdot, Inc.	Texas	100%
Dealtaker, Inc.	Delaware	100%
Media General Communications Holdings, LLC	Delaware	100%
NES II, Inc.	Virginia	100%
Professional Communications Systems, Inc.	Florida	100%
Virginia Paper Manufacturing Corp.	Georgia	100%

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of Media General, Inc.:

Form S-8 (No. 2-56905),
Form S-8 (No. 33-23698),
Form S-3 (No. 33-26853),
Form S-8 (No. 33-52472),
Form S-8 (No. 333-16731),
Form S-8 (No. 333-16737),
Form S-8 (No. 333-69527),
Form S-8 (No. 333-54624),
Form S-8 (No. 333-57538),
Form S-8 (No. 333-138843),
Form S-8 (No. 333-142769), and
Form S-8 (No. 333-148976);

of our reports dated January 28, 2010, with respect to the consolidated financial statements and schedule of Media General, Inc., and the effectiveness of internal control over financial reporting of Media General, Inc., all included in this Annual Report (Form 10-K) for the year ended December 27, 2009.

/s/ Ernst & Young LLP

Richmond, Virginia
February 24, 2010

Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Media General, Inc. of our report dated January 22, 2008, with respect to the consolidated financial statements of SP Newsprint Co. and Subsidiaries.

We also consent to the incorporation by reference in the following Registration Statements of Media General, Inc.:

Form S-8 (No. 2-56905),
Form S-8 (No. 33-23698),
Form S-3 (No. 33-26853),
Form S-8 (No. 33-52472),
Form S-8 (No. 333-16731),
Form S-8 (No. 333-16737),
Form S-8 (No. 333-69527),
Form S-8 (No. 333-54624),
Form S-8 (No. 333-57538),
Form S-8 (No. 333-138843),
Form S-8 (No. 333-142769), and
Form S-8 (No. 333-148976);

of our report dated January 22, 2008, with respect to the consolidated financial statements of SP Newsprint Co. and Subsidiaries, incorporated by reference in this Annual Report (Form 10-K) of Media General, Inc., for the fiscal year ended December 27, 2009.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 24, 2010

CERTIFICATION PURSUANT TO RULE 13a-14(a) and RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Marshall N. Morton, certify that:

1. I have reviewed this annual report on Form 10-K of Media General, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Marshall N. Morton

Marshall N. Morton
President and Chief Executive Officer

Date: February 24, 2010

CERTIFICATION PURSUANT TO RULE 13a-14(a) and RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John A. Schauss, certify that:

1. I have reviewed this annual report on Form 10-K of Media General, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John A. Schauss

John A. Schauss
Vice President - Finance and Chief Financial Officer

Date: February 24, 2010

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Media General, Inc. (the "Company") on Form 10-K for the year ended December 27, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Marshall N. Morton, President and Chief Executive Officer, and John A. Schauss, Vice President-Finance and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Marshall N. Morton

Marshall N. Morton
President and Chief Executive Officer
February 24, 2010

/s/ John A. Schauss

John A. Schauss
Vice President - Finance and Chief Financial Officer
February 24, 2010

CORPORATE INFORMATION

Form 10-K And Other Filings

The Company posts all its SEC filings to its Web site. Beginning in 2009, audited Financial Statements were available on the Company's Web site on January 28, 2010. Stockholders who would like a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, or its Code of Business Conduct and Ethics, may obtain either or both from the corporate Web site or by contacting:

Corporate Communications

Media General, Inc.
P.O. Box 85333
Richmond, Va. 23293-0001
(804) 649-6059
mgoodhead@mediageneral.com
www.mediageneral.com

Certifications

The Company has filed the required certifications as exhibits to its Form 10-K. Additionally, the Chief Executive Officer has provided the annual certification to the New York Stock Exchange.

Annual Meeting

Stockholders of Media General, Inc., are invited to attend the Annual Meeting on April 22, 2010, at 11:00 a.m. at the Richmond Newspapers Production Facility, 8460 Times-Dispatch Blvd., Mechanicsville, Va.

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
Corporate Trust Department
6201 Fifteenth Ave.
Brooklyn, N.Y. 11219
(800) 937-5449

Automatic Dividend Reinvestment and Stock Purchase Plan

Media General Class A stockholders receive a 5 percent discount from the market price when they reinvest any dividends declared by the Board of Directors in additional Media General shares. Participants in the Plan also may make optional cash purchases of Class A common stock at market price and pay no brokerage commissions. To obtain the Plan prospectus and enrollment card, write or call the transfer agent.


Media
General

333 East Franklin Street
Richmond, Virginia 23219
(804) 649-6000

www.mediageneral.com